SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2007

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                  No  X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

KOREA ELECTRIC POWER CORPORATION

AND SUBSIDIARIES

Consolidated Financial Statements

(Unaudited)

As of June 30, 2006 and 2007

Korea Electric Power Corporation and Subsidiaries

Consolidated Balance Sheets

December 31, 2006 and June 30, 2007

(Unaudited)

(In millions of Korean Won and in thousands of U.S. dollars)

	Won			U.S. Dollars (note 2)
Assets	2006		2007	2006	2007
Property, Plant and Equipment (notes 3 and 5):
Utility plant	(Won)	95,803,562	98,122,521	$103,840,843	106,354,347
Less: accumulated depreciation		(34,839,815)	(37,525,875)	(37,762,643)	(40,674,046)
Less: construction grants		(4,090,157)	(4,352,389)	(4,433,294)	(4,717,525)

		56,873,590	56,244,257	61,644,906	60,962,776
Construction in-progress		8,393,339	9,892,807	9,097,484	10,722,748
Less: construction grants		—	(33)	—	(36)

		65,266,929	66,137,031	70,742,390	71,685,488

Investments and others:

Long-term investment securities (note 6)		1,730,270	1,780,175	1,875,428	1,929,520

Long-term loans (notes 7 and 19)		391,172	407,988	423,989	442,215

Derivatives (note 21)		2,248	634	2,436	687
Intangibles, net (note 4)		854,283	816,124	925,952	884,591
Non-current deferred income tax assets
Other non-current assets (notes 8 and 16)		399,259	449,320	432,754	487,015

		3,377,232	3,454,241	3,660,559	3,744,029

Current assets:
Cash and cash equivalents (note 16)		1,845,892	1,539,446	2,000,751	1,668,595
Trade receivables, less allowance for doubtful accounts of (Won) 50,173 in 2006 and (Won) 47,033 in 2007 (notes 16 and 26)		2,396,648	2,221,222	2,597,711	2,407,568
Other account receivables, less allowance for doubtful accounts of (Won) 9,871 in 2006 and (Won) 11,597 in 2007 (notes 16 and 26)		359,372	269,377	389,521	291,976
Short-term investment securities (note 6)		15,239	26	16,517	28
Short-term financial instruments (note 16)		1,163,613	1,520,333	1,261,232	1,647,879
Inventories (notes 5 and 9)		2,098,976	2,318,248	2,275,066	2,512,734
Derivatives (note 21)		479,879	555.374	520,138	600,882
Current deferred income tax assets		230,376	178,215	249,703	193,166
Other current assets (notes 7, 10 and 16)		201,330	256,580	218,220	278,105

		8,791,325	8,857,821	9,528,859	9,600,933

Total assets	(Won)	77,435,486	78,449,093	$83.931,808	85,030,450

(Continued)

Korea Electric Power Corporation and Subsidiaries

Consolidated Balance Sheets, Continued

December 31, 2006 and June 30, 2007

(Unaudited)

(In millions of Korean Won and in thousands of U.S. dollars, except share data)

	Won			U.S. Dollars (note 2)
Liabilities and Shareholders’ Equity	2006		2007	2006	2007
Stockholders’ equity:
Common stock of (Won) 5,000 par value Authorized - 1,200,000,000 shares Issued and outstanding - 641,567,712 shares	(Won)	3,207,839	3,207,839	$3,476,955	3,476,955
Capital surplus (note 11)		14,517,143	14,514,307	15,735,035	15,731,961
Retained earnings (note 12)		26,118,850	26,413,839	28,310,048	28,629,784
Capital adjustments (note 13); Treasury stock		(796,980)	(791,104)	(863,841)	(857,476)
Accumulated other comprehensive income (note 13)		37,895	56,658	41,074	61,411
Minority interest in consolidated Subsidiaries		150,740	154,028	163,386	166,950

Total shareholders’ equity		43,235,487	43,555,567	46,862,657	47,209,585

Long-term liabilities:
Long-term borrowings (notes 15 and 26)		15,427,624	14,359,120	16,721,899	15,563,755
Reserve for retirement and severance benefits, net (note 17)		1,184,249	1,247,970	1,283,600	1,352,666
Liability for decommissioning cost (note 18)		7,543,491	7,849,745	8,176,340	8,508,286
Reserve for self-insurance		103,942	103,298	112,662	111,964
Derivatives (note 21)		252,523	249,722	273,708	270,672
Non-current deferred income tax liabilities		547,672	546,604	593,618	592,460
Other long-term liabilities (note 28)		519,821	417,000	563,430	451,984

		25,579,322	24,773,459	27,725,257	26,851,787

Current liabilities:
Trade payables (notes 16 and 26)		1,172,000	1,034,029	1,270,323	1,120,777
Other accounts payable (notes 16 and 26)		874,759	592,468	948,145	596,268
Short-term borrowings (notes 14 and 26)		476,720	558,136	516,714	604,960
Current portion of long-term debt (note 15)		4,221,171	5,674,291	4,575,299	6,196,230
Income tax payable		881,855	1,134,575	955,837	1,229,758
Accrued expenses (note 16)		293,484	293,097	318,105	317,686
Dividends payable		3,075	2,651	3,333	2,873
Derivatives (note 21)		6,738	112,188	7,303	—
Other current liabilities (notes 16 and 20)		690,875	718,632	748,835	900,520

		8,620,677	10,120,067	9,343,894	10,969,072

Total liabilities		34,199,999	34,893,526	37,069,151	37,820,859

Commitments and contingencies (note 28)		—	—	—	—

Total shareholders’ equity and liabilities	(Won)	77,435,486	78,449,093	$83.931,808	85,030,444

See accompanying notes to consolidated financial statements.

Korea Electric Power Corporation and Subsidiaries

Consolidated Statements of Income

For the six-month periods ended June 30, 2006 and 2007

(Unaudited)

(In millions of Korean Won and in thousands of U.S. dollars, except earnings per share)

	Won			U.S. Dollars (note 2)
	2006		2007	2006	2007
Operating revenues:
Sale of electricity (note 26)	(Won)	12,718,586	13,482,856	$13,785,591	14,613,978
Other operating revenues		277,906	309,225	301,220	335,167

		12,996,492	13,792,081	14,086,811	14,949,145

Operating expenses (notes 22, 23 and 26):
Power generation, transmission and distribution		10,616,248	11,275,718	11,506,881	12,221,676
Other operating costs		142,411	195,654	154,358	212,068
Selling and administrative expenses		732,331	701,261	793,769	760,092

		11,490,990	12,172,633	12,455,008	13,193,836

Operating income		1,505,502	1,619,448	1,631,804	1,755,309

Other income (expense):
Interest income		66,555	88,525	72,138	95,952
Interest expense		(360,171)	(345,562)	(390,387)	(374,552)
Gain (loss) on foreign currency transactions and translation, net		246,295	10,804	266,958	11,710
Donations (note 30)		(8,637)	(61,223)	(9,362)	(66,359)
Equity income of affiliates, net (note 6)		64,973	80,140	70,424	86,863
Gain (loss) on disposal of utility plant, net		(1,655)	9,535	(1,794)	10,335
Valuation gain on currency and interest rate swaps, net (note 21)		(145,985)	(30,904)	(158,232)	(33,497)
Other, net		92,701	142,872	100,478	154,858

		(45,924)	(105,813)	(49,777)	(114,690)

Ordinary income		1,459,578	1,513,635	1,582,027	1,640,619

Income tax expense (note 24)		(509,240)	(580,493)	(551,962)	(629,192)

Income before minority interest		950,338	933,142	1,030,065	1,011,427

Minority interest in earnings of consolidated subsidiaries		(11,802)	(17,072)	(12,792)	(18,504)

Net income	(Won)	938,536	916,070	$1,017,273	992,922

Basic earnings per share (note 25)	(Won)	1,473	1,474	$1.60	1.60

Diluted earnings per share (note 25)	(Won)	1,466	1,446	$1.59	1.57

See accompanying notes to consolidated financial statements.

Korea Electric Power Corporation and Subsidiaries

Consolidated Statements of Stockholders’ Equity

For the six-month periods ended June 30, 2006 and 2007

(Unaudited)

(In millions of Korean Won and in thousands of U.S. dollars)

	Won
	Common stock		Capital surplus	Retained earnings	Capital adjustments	Accumulated Other Comprehensive income	Minority interest	Total
Balances at January 1, 2006	(Won)	3,207,839	14,421,065	24,626,421	(118,293)	53,556	147,062	42,337,650
Net income		—	—	938,535	—	—	—	938,535
Dividends declared		—	—	(731,535)	—	—	—	(731,535)
Issuance of common stock for convertible bond		—	3,870	—	—	—	—	3,869
Gain on disposal of treasury stock, net of tax		—	7,072	—	—	—	—	7,072
Change in retained earnings of subsidiaries		—	—	(1,648)	—	—	—	(1,648)
Changes in treasury stock		—	—	—	13,742	—	—	13,742
Changes in unrealized losses on available-for-sale securities		—	—	—	—	(574)	—	(574)
Changes in unrealized losses on investments in affiliates		—	—	—	—	2,186	—	2,186
Changes in translation Adjustments of foreign subsidiaries		—	—	—	—	(17,542)	—	(17,542)
Changes in losses on valuation of derivatives		—	—	—	—	(33,766)	—	(33,766)
Changes in minority interests		—	—	—	—		(1,220)	(1,220)
Other		—	(55)	52	—	—	—	(3)

Balances at June 30, 2006	(Won)	3,207,839	14,431,952	24,831,825	(104,551)	3,861	145,842	42,516,767

Balances at January 1, 2007	(Won)	3,207,839	14,517,143	26,118,850	(796,980)	37,895	150,740	43,235,487
Net income		—	—	916,070	—	—	—	916,070
Dividends declared		—	—	(621,081)	—	—	—	(621,081)
Issuance of common stock for convertible bond		—	(9,903)	—	—	—	—	(9,903)
Gain on disposal of treasury stock, net of tax			19,809	—	—	—	—	19,809
Changes in treasury stock		—	—	—	5,876			5,876
Changes in unrealized losses on available-for-sale securities		—	—	—		4,408	—	4,408
Changes in unrealized losses on investments in affiliates		—	—	—		1,461	—	1,461
Changes in translation Adjustments of foreign subsidiaries		—	—	—	—	8,959	—	8,959
Changes in losses on valuation of derivatives		—	—	—	—	3,937	—	3,937

Changes in minority interests		—	—	—	—	—	3,288	3,288
Other		—	(12,742)		—	—	—	(12,742)

Balances at June 30, 2007	(Won)	3,207,839	14,514,307	26,413,839	(791,104)	56,660	154,028	43,555,569

U.S. dollars (note 2)		$3,476,955	15,731,961	28,629,784	(857,472)	61,413	166,950	47,209,591

See accompanying notes to consolidated financial statements.

Korea Electric Power Corporation and Subsidiaries

Consolidated Statements of Cash Flows

For the six-month periods ended June 30, 2006 and 2007

(Unaudited)

(In millions of Korean Won and in thousands of U.S. dollars)

	Won			U.S. Dollars (note 2)
	2006		2007	2006	2007
Cash flows from operating activities:
Net income	(Won)	938,536	916,070	$1,017,273	992,922
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		2,769,671	2,744,132	3,002,028	2,974,346
Amortization of nuclear fuel and heavy water		41,549	40,980	45,035	44,418
Utility plant removal cost		91,898	121,129	99,608	131,291
Provision for severance and retirement benefits		105,445	89,649	114,291	97,170
Provision for decommissioning costs		162,498	174,763	176,131	189,424
Bad debt expense		15,287	6,991	16,569	7,577
Interest expense, net		12,158	22,343	13,178	24,217
Gain on foreign currency translation, net		(216,914)	(14,297)	(235,112)	(15,496)
Equity income of affiliates, net		(64,973)	(80,139)	(70,424)	(86,862)
Gain (loss) on disposal of utility plant, net		1,655	(6,713)	1,794	(7,276)
Deferred income tax expense (benefit), net		(87,360)	171,644	(94,689)	186,044
Valuation loss (gain) on currency and interest rate swaps		145,985	(30,903)	158,232	(33,496)
Changes in assets and liabilities:
Decrease in trade receivables		368,449	325,345	399,359	352,640
Decrease in other accounts receivable		73,844	267,373	80,039	289,804
Increase in inventories		(255,700)	(427,286)	(277,152)	(463,132)
Increase in other current assets		(219,543)	(75,686)	(237,961)	(82,036)
Decrease in trade payables		(491,996)	(141,969)	(533,271)	(153,879)
Decrease in other accounts payable		(525,027)	(516,009)	(569,073)	(559,299)
Increase in income tax payable		26,213	237,844	28,412	257,798
Decrease in accrued expenses		10,473	1,934	11,352	2,096
Decrease in other current liabilities		(3,315)	(37,610)	(3,593)	(40,765)
Decrease in other long-term liabilities		(7,385)	(18,977)	(8,005)	(20,569)
Payment of severance and retirement benefits		(17,895)	(29,942)	(19,396)	(32,454)
Payment of decommissioning costs		(6,222)	(2,632)	(6,744)	(2,853)
Payment of self-insurance		(895)	(644)	(970)	(698)
Other, net		79,237	(33,132)	85,884	(35,912)

Net cash provided by operating activities		2,945,673	3,704,258	3,192,795	4,015,020

(Continued)

Korea Electric Power Corporation and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2006 and 2007

(Unaudited)

(In millions of Korean Won and in thousands of U.S. dollars)

	Won			U.S. Dollars (note 2)
	2006		2007	2006	2007
Cash flows from investing activities:
Proceeds from disposal of utility plant	(Won)	19,531	16,707	21,170	18,109
Additions to utility plant		(3,023,869)	(3,861,031)	(3,277,551)	(4,184,946)
Receipt of construction grants		401,166	460,428	434,821	499,055
Proceeds from disposal of investment securities,		50,808	64,694	55,070	70,121
Acquisition of investment securities		(46,058)	(415)	(49,922)	(450)
Decrease in long-term loans		(44,270)	22,676	(47,984)	24,578
Acquisition of intangibles		(28,140)	(61,756)	(30,501)	(66,937)
Decrease (increase) in other non-current assets		3,335	(21,017)	3,615	(22,780)
Acquisition of financial instruments, net		(146,695)	(356,704)	(159,002)	(386,629)
Decrease in short-term loans, net		7,548	42,501	8,181	46,067

Net cash used in investing activities		(2,806,644)	(3,693,917)	(3,042,103)	(4,003,812)

Cash flows from financing activities:
Proceeds from long-term debt		2,751,721	2,255,655	2,982,572	2,444,889
Repayment of long-term debt		(114,631)	(179,852)	(124,248)	(194,940)
Repayment of current portion of long-term debt		(1,507,241)	(1,774,338)	(1,633,688)	(1,923,193)
Proceeds from short-term borrowings, net		305,687	81,489	331,332	88,325
Dividends paid		(739,146)	(635,249)	(801,155)	(688,542)
Other, net		10,473	(70,255)	11,352	(76,149)

Net cash used in financing activities		706,863	(322,550)	766,164	(349,610)

Effect of exchange rate changes on cash and cash equivalents		(7,288)	5,763	(7,899)	6,246

Net decrease in cash and cash equivalents		838,604	(306,446)	908,957	(332,155)

Cash and cash equivalents, at beginning of the period		1,399,031	1,845,892	1,516,400	2,000,750

Cash and cash equivalents, at end of the period		2,237,635	1,539,446	2,425,358	1,668,595

See accompanying notes to consolidated financial statements.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

June 30, 2006 and 2007

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements

(a)	Description of Business

Korea Electric Power Corporation (KEPCO) was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO was given a status of government-invested enterprise on December 31, 1983 following the enactment of the Government-Invested Enterprise Management Basic Act. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.

The Korea Electric Power Corporation Act, or the KEPCO Act, requires that the Government, directly, or pursuant to The Korea Development Bank Act, through Korea Development Bank (“KDB”), which is wholly owned by the Korean Government, own at least 51% of KEPCO’s issued common stock. As of June 30, 2006, the Government of the Republic of Korea, Korea Development Bank and foreign investors hold 21.12%, 29.95% and 30.04%, respectively, of KEPCO’s shares.

KEPCO divided its generation business unit into 6 subsidiaries on April 2,2001 in accordance with the Plan for Restructuring the Electricity Industry announced by the Ministry of Commerce, Energy and Industry on January 21, 1999, and established an Sub Business Unit system in order to enhance internal competence on September 25, 2006.

(b)	Basis of Presenting Consolidated Financial Statements

KEPCO maintains its accounting records in Korean Won and prepares the consolidated financial statements in the Korean language (Hangul) in conformity with the Korea Electric Power Corporation Act (“KEPCO Act”), the Accounting Regulations for Government Invested Enterprises, which have been approved by the Korean Ministry of Finance and Economy and, in the absence of specialized accounting regulations for utility companies, the accounting principles generally accepted in the Republic of Korea (collectively “Korean GAAP”). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices, KEPCO Act and Accounting Regulations for Government Invested Enterprises. The accompanying consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language consolidated financial statements. Certain information included in the Korean language consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying consolidated financial statements.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

In 2006, the Company additionally adopted Statements of Korea Accounting Standards (“SKAS”) No. 20 “Related Party Disclosure”, which is effective from January 1, 2006

The consolidated financial statements include the accounts of KEPCO and its controlled subsidiaries (collectively referred to as the “Company”). Controlled subsidiaries include (i) majority-owned entities of either the Company or controlled subsidiaries and (ii) other entities where the Company or any of its controlled subsidiary owns more than 30% of total outstanding common stock and is the largest shareholder.

For investments in companies, whether or not publicly held, that are not controlled, but under the Company’s significant influence, the Company utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Company can exercise influence over the operating and financial policies of an investee. The ability to exercise that influence may be indicated in several ways, such as the Company’s representation on its board of directors, the Company’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if the Company owns directly or indirectly 20% or more of the voting stock of an investee and the investee is not required to be consolidated, the Company generally presumes that the investee is under significant influence.

All intercompany balances including trade receivables and trade payables are eliminated in consolidation. Profits and losses on intercompany sales of products, property or other assets are eliminated in the consolidated financial statements based on the gross profit or loss recognized. For sales from KEPCO to subsidiaries (downstream sales), the full amount of intercompany gain or loss is eliminated in the consolidated statement of income. For upstream sales, the elimination is allocated proportionately to consolidated income and minority interests.

i) The Company’s ownership percentages of the companies which were consolidated at December 31, 2006 and June 30, 2007 are summarized as follows:

	Year of Establishment	Ownership percentage(%)
Subsidiaries		2006	2007	Primary business
Korea Hydro & Nuclear Power Co., Ltd.	2001	100.0	100.0	Power generation
Korea South-East Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation
Korea Midland Power Co., Ltd.	2001	100.0	100.0	Power generation
Korea Western Power Co., Ltd.	2001	100.0	100.0	Power generation
Korea Southern Power Co., Ltd.	2001	100.0	100.0	Power generation
Korea East-West Power Co., Ltd.	2001	100.0	100.0	Power generation
Korea Power Engineering Co., Ltd.	1977	97.9	97.9	Engineering for utility plant
Korea Plant Services & Engineering Co., Ltd.	1984	100.0	100.0	Utility plant maintenance
KEPCO Nuclear Fuel Co., Ltd.	1982	96.4	96.4	Nuclear fuel
Korea Electric Power Data Network Co., Ltd.	1992	100.0	100.0	Information services
KEPCO International Hong Kong Ltd.	1995	100.0	100.0	Holding Company
KEPCO International Philippines Inc.	2000	100.0	100.0	Holding Company
KEPCO China International Ltd.	2004	100.0	100.0	Holding Company
KEPCO Gansu International Ltd.	2005	100.0	100.0	Holding Company
KEPCO Philippines Holdings Inc.	2005	100.0	100.0	Holding Company
KEPCO Asia International Ltd.	2005	85.0	85.0	Holding Company

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

	Year of establishment	Ownership percentage(%)
Subsidiaries		2006	2007	Primary business
KEPCO Philippines Corporation (*2)	1995	100.0	100.0	Utility plant rehabilitation and operation (Subsidiary of KEPCO International Hong Kong Ltd.)
KEPCO Ilijan Corporation (*2)	1997	51.0	51.0	Construction and operation of utility plant (Subsidiary of KEPCO International Philippines Inc.)
Jiaozuo KEPCO Power Company Ltd.	2004	77.0	77.0	Construction and operation of utility plant (Subsidiary of KEPCO China International Ltd.)
KEPCO Salcon Power Corporation	2005	60.0	60.0	Construction and operation of utility plant (Subsidiary of KEPCO Philippines Corporation)
KEPCO Lebanon SARL	2006	100.0	100.0	Operation of utility plant
KEPCO Neimenggu international Ltd.	2006	100.0	100.0	Holding Company

(*1)	Korea South-east Power Co., Ltd was designated as a primary in July 2002 according to Privatization process of Electronic Industry Restructuring Plan at Ministry of Commerce, Industry and Energy. As a way of Privatization, some of shareholders’ equity is scheduled to be issued in the public market. For this, as a primary party, Woori Investment Securities Co.,, Daewoo Investment Securities, Co., and Hyundai Securities Co. consisted a Consortium, and conducted an amendment of the company’s articles and 100% free issue of new shares in October 2003. Also the company will decide the most appropriate listing timing considering conditions of Stock market in the future.
(*2)	KEPCO Philippines Co, & KEPCO Ilijan Co, transfers their Power Utilities to National Power Corporation according to the contract with National Power Corporation in Philippines from September 15, 1995 and June 5, 2002 after using 15 years and 20 years respectively.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

ii)	The Company’s ownership percentages of affiliated companies which were accounted for by the equity method at December 31, 2006 and June 30, 2007 are summarized as follows:

Subsidiaries	Year of establishment	percentage(%)		Primary business
		2006	2007
Korea Gas Corporation	1983	24.5	24.5	Sales of liquefied natural gas
Korea District Heating Co., Ltd.	1985	26.1	26.1	Providing of heating
Power-com Corporation	2000	43.1	43.1	Communication line leasing
Korea Electric Power Industrial Development Co., Ltd.	1990	49.0	49.0	Disposal of power-plant ash and electric meter reading
YTN	1993	21.4	21.4	Broadcasting
Gansu Datang Yumen Wind Power Co., Ltd. (*1)	2005	40.0	40.0	Construction and operation of utility plant
Salcon Power Corporation(*2)	1994	40.0	40.0	Construction and operation of utility plant
Datang Chifang Renewable Co., Ltd(*3)	2006	40.0	40.0	Construction and operation of utility plant

(*1)	KEPCO Gansu International Ltd. owns 40.0% of the shares of Gansu Datang Yumen Wind Power Co., Ltd.
(*2)	KEPCO Philippines Holdings Inc. owns 40.0% of the shares of Salcon Power Corporation
(*3)	KEPCO Neimenggu international Ltd. owns 40.0% of the shares of Datang Chifang Renewable Co., Ltd

(c)	Property, Plant and Equipment

Property, plant and equipment are stated at cost, except in the case of revaluation made in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

The Company capitalizes interest cost and other financial charges on borrowing associated with the manufacture, purchase, or construction of property, plant and equipment, incurred prior to completing the acquisition, as part of the cost of such assets. The calculation of capitalized interest includes exchange differences arising from foreign borrowings to the extent that they are regarded as an adjustment to interest costs, which is limited to the extent of interest cost calculated by the weighted average interest rate of local currency borrowings. For the six-month periods ended June 30, 2006 and 2007, the amounts of capitalized interest were (Won)101,513 million and (Won)136,982 million, respectively.

Depreciation is computed by the declining-balance method (straight-line method for buildings, structures, loaded heavy water and capitalized asset retirement cost of nuclear power plants and unit-of-production method for loaded nuclear fuel and capitalized asset retirement costs of low and intermediate level wastes) using rates based on the estimated useful lives described in the Korean Corporate Income Tax Law and as permitted under the Accounting Regulations for Government Invested Enterprises (which approximates the economic useful lives of assets) as follows:

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

Estimated useful life
Buildings	8 ~ 40
Structures	8 ~ 30
Machinery	5 ~ 16
Vehicles	4 ~ 5
Loaded heavy water (inclued in nuclear fuel)	30
Loaded nuclear fuel	—
Capitalized asset retirement cost of nuclear power plant	30 ~ 40
Capitalized asset retirement costs of low & intermediate level wastes	—
Others	4 ~ 9

Effective January 1, 2003, the Company adopted SKAS No. 5 “Tangible Assets.” Under this standard, the Company recorded the fair value of the liabilities for decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. This standard was applicable to any new plants from January 1, 2003. However, this standard did not have any impact on the 2003 financial statements because there were no new utility plants in 2003.

As it relates to decommissioning costs, all existing plants as of December 31, 2003 were accounted for under the previous method (note 1(q)). However, as described in note 1(q), in 2004, the Company adopted SKAS No. 17 and retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows to settle the asset retirement obligations of dismantlement of the nuclear power plants, spent fuel and radioactive waste. In addition, the corresponding asset (calculated at the net book value amount as of January 1, 2004) related to all existing plants was recognized as a utility asset. The Company subsequently depreciates the capitalized asset retirement costs using the straight-line (dismantling costs) and units-of-production depreciation method (spent fuel and radioactive wastes). The impact of adopting SKAS No. 17 is disclosed in note 18.

Changes in capitalized asset retirement costs for the six-month period ended June 30, 2007 are as follows :

	Book value as of January 1, 2007		Adjustment of book value	Incurred	Book value as of June 30, 2007
Capitalized asset retirement costs of nuclear power plant	(Won)	2,159,839	—	—	2,159,839
Accumulated depreciation		(757,077)	—	(29,498)	(786,575)
Capitalized asset retirement
Costs of low & intermediate level wastes		1,963,323	—	103,706	2,067,029
Accumulated depreciation		(1,709,249)	—	(81,272)	(1,790,521)

	(Won)	1,656,836	—	(7,064)	1,649,772

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

KEPCO records the following funds and materials, which relate to the construction of transmission and distribution facilities as construction grants:

•	Grants from the government or public institutions

•	Funds, construction materials or other items contributed by customers

When the Company receives grants which relate to the construction of transmission and distribution facilities, such amounts are initially recorded and presented in the accompanying consolidated financial statements as deductions from the assets acquired under such grants and are offset against depreciation expense during the estimated useful lives of the related assets. KEPCO received (Won)399,255 million and (Won)470,568 million of construction grants, and offset (Won)93,189 million and (Won)171,763 million against depreciation expense, and (Won)29,385 million and (Won) 56,403 million against utility plant removal cost for the six-month periods ended June 30, 2006 and 2007, respectively.

(d)	Asset Impairment

When the book value exceeds the estimated recoverable value of an asset due to obsolescence, physical damage or decline in market value, and the amount is material, the impaired asset is recorded at the recoverable value, and the resulting impairment loss is charged to current operations. If the recoverable value exceeds the adjusted book value of the asset in a subsequent period, the recoveries of previously recognized losses are recognized as gain in subsequent periods to the extent the net realizable value equals the book value of the assets before the loss is recognized after consideration of accumulated depreciation.

The Company evaluates the long-lived assets for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. These computations utilize judgments and assumptions inherent in management’s estimate of undiscounted future cash flows to determine recoverability of an asset. If management’s assumptions about these assets change as a result of events or circumstances, and management believes the assets may have declined in value, then the Company will record impairment charges, resulting in lower profits. Management uses its best estimate in making these evaluations and considers various factors, including the future prices of energy, fuel costs and operating costs. However, actual market prices and operating costs could vary from those used in the impairment evaluations, and the impact of such variations could be material.

(e)	Investments in Securities

Upon acquisition, securities are recorded at cost. The cost includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis for measurement.

Upon acquisition, the Company classifies debt and marketable equity securities into one of the three categories: held-to-maturity, available-for-sale, or trading securities and such determination should be reassessed at each balance sheet date. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

Trading securities are carried at fair value, with unrealized holding gains and losses included in income. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a capital adjustment. Investments

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

in equity securities that do not have readily determinable fair values are stated at cost. Declines in value judged to be other-than-temporary on available-for-sale securities are charged to current results of operations. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

Marketable securities are recorded at the quoted market prices as of the period end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers’ credit rating announced by the accredited credit rating agencies in Korea. Money market funds are recorded at the fair value determined by the investment management companies.

Trading securities are classified as current assets, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investments. However, available-for-sale securities whose maturity dates are due within one year from the balance sheet date or whose likelihood of being disposed of within one year from the balance sheet date is probable are classified as current assets. Likewise, held-to-maturity securities whose maturity dates are due within one year from the balance sheet date are classified as current assets.

Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of held-to-maturity or non-marketable equity securities is measured as the difference between the recoverable amount and the carrying amount. The recoverable amount of held-to-maturity security is the present value of expected future cash flows discounted at the securities’ original effective interest rate. For available-for-sale debt or equity security stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or the amount of the acquisition cost in excess of the fair value for equity security.

For non-marketable equity securities accounted for at acquisition cost, the impairment loss is equal to the difference between the recoverable amount and the carrying amount. If the realizable value subsequently recovers, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, while for the security stated at amortized cost or acquisition cost, the increase in value is recorded in current operations, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

If the intent and ability to hold the securities change, transferred securities are accounted for at fair value. In case held-to-maturity securities are reclassified into available-for-sale securities, unrealized gain or loss between the book value and fair value is reported in shareholders’ equity as a capital adjustment. In case the available for sale securities are reclassified into held-to-maturity securities, the unrealized gain or loss at the date of the transfer continues to be reported in shareholders’ equity as a capital adjustment, but it is amortized over the remaining term of the security using the effective interest rate method.

(f)	Investment Securities under the Equity Method of Accounting

Investments in affiliated companies of which the Company owns 20% or more of the voting stock or over which the Company has significant management control are stated at an amount as determined using the equity method. Under the equity method of accounting, the Company’s initial investment is recognized at cost and is subsequently increased or decreased to reflect the changes in Company’s share of the net assets of investee. The Company’s share of the profit or loss of the investee is recognized in the investor’s profit or loss and other changes in the investee’s equity are recognized directly in equity of the Company.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

Any excess in the Company’s acquisition cost over the Company’s share of the net fair value of the investee’s identifiable net assets is considered as goodwill and amortized by the straight-line method over the estimated useful life. The amortization of such goodwill is recorded against the equity income (losses) of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews goodwill for any impairment.

Assets and liabilities of foreign-based companies accounted for using the equity method are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of income are translated at average rate and capital account at historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based companies are offset and the balance is accumulated as capital adjustment.

(g)	Intangible Assets

Intangible assets are stated at cost less accumulated amortization, as described below.

(i)	Research and Development Costs

Expenditure on research activities, undertaken with the prospects of gaining new scientific or technical knowledge and understanding, is recognized in the statement of income as an expense as incurred.

Expenditure on development incurred in conjunction with new products or technologies, in which the elements of costs can be identified and future economic benefits are clearly expected, is capitalized and amortized on a straight-line basis over 5 years. The capitalized expenditure includes the cost of materials, direct labor and an appropriate proportion of overheads.

(ii)	Other Intangible Assets

Other intangible assets, which consist of industrial rights, land rights and others, are stated at cost less accumulated amortization and impairment losses. Such intangible assets are amortized using the straight-line method over a reasonable period, from 4 years to 50 years, based on the nature of the asset.

The Company reviews for the impairment of intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(h)	Cash Equivalents

The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(i)	Financial Instruments

Short-term financial instruments are financial instruments handled by financial institutions which are held for short-term cash management purposes or will mature within one year, including time deposits, installment savings deposits and restricted bank deposits.

(j)	Allowance for Doubtful Accounts

The allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection. Smaller-balance homogeneous receivables are evaluated considering current economic conditions and trends, prior charge-off experience and delinquencies.

(k)	Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined using the weighted average method for raw materials, moving-average method for supplies and specific-identification method for other inventories. The Company maintains perpetual inventory records, which are adjusted through physical counts at the end of year.

(l)	Valuation of Receivables and Payables at Present Value

Receivables and payables arising from long-term cash loans/borrowings and other similar loan/borrowing transactions are stated at present value. The difference between nominal value and present value is deducted directly from the nominal value of related receivables or payables and is amortized using the effective interest rate method. The amount amortized is included in interest expense or interest income.

(m)	Convertible Bonds

When issuing convertible bonds, the value of the conversion rights is recognized separately as a component of capital surplus. Considerations for conversion rights is measured by deducting the present value of ordinary or straight debt securities from the gross proceeds of the convertible bonds received at the date of issuance.

Convertible bonds are not subject to foreign currency translation because convertible bonds are regarded as non-monetary foreign currency liabilities in accordance with Korean GAAP. When the conversion rights are exercised during an accounting period, the value of common shares issued pursuant to the exercise shall be measured based on the carrying amount of the convertible bonds determined on the actual date such rights have been exercised.

(n)	Discount (Premium) on Debentures

Discount (premium) on debenture issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest rate method over the life of the debentures. The amount amortized is included in interest expense.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(o)	Retirement and Severance Benefits

Employees and directors who have been with the Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying balance sheets.

Although funding of the retirement and severance benefits are not required, tax deductions, however, are limited if the liability is not funded. The Company has purchased severance insurance deposits, which meet the funding requirement for tax deduction purposes. These consist of individual severance insurance deposits, in which the beneficiary is the respective employee, with a balance of (Won)343,093 million and (Won)315,618 million as of December 31, 2006 and June 30, 2007, respectively, which are presented as deduction from accrual of retirement and severance benefits.

Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be payable to the employees when they leave the Company and is accordingly reflected in the accompanying financial statements as a reduction from the retirement and severance benefit liability. However, due to a new regulation applied since April 1999, such transfers to the National Pension Fund are no longer required.

(p)	Reserve for Self-Insurance

In accordance with the Accounting Regulations for Government Invested Enterprises, the Company provides a self-insurance reserve for loss from accident and liability to third parties that may arise in connection with the Company’s non-insured facilities. The self-insurance reserve is recorded until the amount meets a certain percentage of non-insured buildings and machinery. Payments made to settle applicable claims are charged to this reserve.

(q)	Liability for Decommissioning Costs

Prior to January 1, 2003, the Company recorded a liability for the estimated decommissioning costs of nuclear facilities based on engineering studies and the expected decommissioning dates of the nuclear power plant. Additions to the liability were charged to expense in amounts such that the current costs would be fully accrued for at estimated dates of decommissioning on a straight-line basis.

Effective January 1, 2003, the Company adopted SKAS No. 5 “Tangible Assets.” Under this standard, the Company records the fair value of liabilities for the decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with the retirement of tangible long-lived assets. However, this standard was only applicable to new plants (with an associated asset retirement liability) put into service after January 1, 2003. For plants put into service before January 1, 2003, SKAS No. 5 did not apply and the previous Korean GAAP (as described above) was required. Since the Company did not place into service any assets with liabilities for decommissioning costs during 2003, SKAS No. 5 had no impact on the 2003 consolidated financial statements.

In October 2004, Korea Accounting Standard Board issued SKAS No. 17 “Provisions and Contingent Liabilities & Assets.” In January 2005, the Company decided to early adopt SKAS No. 17. Under this standard, the Company retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(also based on engineering studies and the expected decommissioning dates) to settle the liabilities for decommissioning costs and the same amount was recognized as an utility asset. The liability for decommissioning costs should be adjusted based on the best estimates on each balance sheet date. Under SKAS No. 17, the discount rate was set at the date of adoption (January 1, 2004) and should be applied in all future periods. In addition, any new obligation arising from new plant would use the discount rate in effect at the time of its commencement. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The Company subsequently depreciates the asset retirement costs using the straight-line and units-of-production depreciation method.

(r)	Foreign Currency Translation

KEPCO and its domestic subsidiaries maintain their accounts in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the prevailing rates of exchange on the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at (Won)926.8 to US$1, the rate of exchange on June 30, 2007. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate prevailing at the date of the transaction.

Foreign currency assets and liabilities of foreign-based operations and the Company’s overseas subsidiaries are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of income are translated at average rate and capital account at historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based operations and the Company’s overseas subsidiaries are offset and the balance is accumulated as a capital adjustment.

(s)	Derivatives

All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations. The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designed as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk.

The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations.

The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(t)	Revenue Recognition

The Company recognizes revenue from the sale of electric power based on meter readings made on a monthly basis. The Company does not accrue revenue for power sold after the meter readings but prior to the end of the accounting period. The Company recognizes revenue on long-term construction contracts based on the percentage-of-completion method, whereby revenue is recognized based on the actual costs incurred as a percentage of total estimated costs of the contract.

(u)	Income Taxes

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. A deferred tax asset is reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(v)	Dividends payable

Dividends are recorded when approved by the board of director and shareholders.

(w)	Prior Period Adjustments

Prior period adjustments resulting from other than fundamental errors are charged or credited to result of operations for the current period. The fundamental errors are defined as errors with such a significant effect on the financial statements for one or more prior periods that those financial statements can no longer be considered to have been reliable at the date of their issue. Prior period adjustments resulting from the fundamental errors are charged or credited to the beginning balance of retained earnings, and the financial statements of the prior year are restated.

(x)	Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income, after addition for the effect of expenses related to dilutive securities on net income, by the weighted average number of common shares plus the dilutive potential common shares.

(y)	Minority Interest in Consolidated Subsidiaries

Minority interest in consolidated subsidiaries is presented as a separate component of stockholders’ equity in the consolidated balance sheets.

(z)	Use of Estimates

The preparation of consolidated financial statements in accordance with Korean GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Actual results could differ from those estimates.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(aa)	Accounting Principles

Certain subsidiaries apply different accounting methods for cost of inventory and the depreciation of fixed assets and intangible assets than those of KEPCO. The effect of the different accounting is not considered material.

(i)	Cost of Inventory

Company	Raw material	Supplies	Others
KEPCO	Weighted-average	Moving-average	Specific identification

Korea Hydro & Nuclear Power Co., Ltd.	Moving-average	Moving-average	Moving average
Korea Western Power Co., Ltd.	Weighted-average	Weighted-average	Weighted-average
Korea Power Engineering Co., Ltd.	Weighted-average	FIFO	FIFO
Korea Plant Service & Engineering Co., Ltd.	Weighted-average	FIFO	Specific identification
KEPCO Nuclear Fuel Co., Ltd.	Weighted-average	Weighted-average	Specific identification
Korea Electric Power Data Network Co., Ltd.	Moving-average	Moving-average	Moving-average
KEPCO Philippines Corporation	Weighted-average	Weighted-average	Weighted- average
KEPCO Ilijan Corporation	Weighted-average	Weighted-average	Weighted- average

(ii)	Depreciation Methods

Company	Machinery	Vehicles	Others	Computer software
KEPCO	Declining- balance	Declining- balance	Declining- balance	Straight-line

Korea Hydro & Nuclear Power Co., Ltd.	Declining- balance	Declining- balance	Declining- balance	Declining- balance
Korea Plant Service & Engineering Co., Ltd.	Declining- balance	Declining- balance	Declining- balance	Declining- balance
KEPCO Nuclear Fuel Co., Ltd.	Straight-line	Straight-line	Straight-line	Straight-line
Korea Electric Power Data Network Co., Ltd.	Straight-line	Straight-line	Straight-line	Straight-line
KEPCO Philippines Corporation	Straight-line	Straight-line	Straight-line	Straight-line
KEPCO Ilijan Corporation	Straight-line	Straight-line	Straight-line	Straight-line

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(ab)	Elimination of Investments and Shareholder’s Equity

For consolidated subsidiaries and investments accounted for under the equity method, if the acquisition date is not as of the fiscal year end of the investee, the nearest fiscal year end of such investee is considered as the acquisition date in determining the amount of goodwill or negative goodwill.

The elimination entries of the parent company’s investments against the related investees’ shareholders’ equity at December 31, 2006 and June 30, 2007 are summarized as follows:

<2006>

Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount
Common stock	(Won)	2,666,540	Investments in affiliates	(Won)	17,999,678
Capital surplus		15,448,710	Consolidated capital surplus		2,192
Retained earnings		7,817,566	Consolidated retained earnings		7,758,572
Consolidated Capital adjustment		158,728	Equity gain of affiliates		19,105
			Capital adjustment		169,239
			Minority interests		142,353
			Other		405

	(Won)	26,091,544		(Won)	26,091,544

<2007>

Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount
Common stock	(Won)	2,666,540	Investments in affiliates	(Won)	17,999,678
Capital surplus		15,448,710	Consolidated capital surplus		2,192
Retained earnings		8,671,654	Consolidated retained earnings		8,599,796
Consolidated Capital adjustment		221,746	Equity gain of affiliates		19,074
			Capital adjustment		232,330
			Minority interests		155,175
			Other		405

	(Won)	27,008,650		(Won)	27,008,650

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Basis of Translating Consolidated Financial Statements

The consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, the consolidated financial statements have been translated into United States dollars at the rate of (Won)922.6 to US$1, the noon buying rate in the City of New York for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2007. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(3)	Property, Plant and Equipment

(a)	Asset revaluation

KEPCO revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was January 1, 1999), and recorded a revaluation gain of (Won)12,552,973 million as a reserve for asset revaluation, a component of capital surplus.

(b)	Officially Declared Value of Land

The officially declared value of land at June 30, 2007, as announced by the Minister of Construction and Transportation, is as follows:

	Won (millions)
Purpose	Book value		Declared value
Land - utility plant, transmission and distibution sites and other	(Won)	6,013,138	9,135,536

The officially declared value of land, which is used for government purposes, is not intended to represent fair value.

(c)	Utility plant

Changes in property, plant and equipment and construction grants for the six-month periods ended June 30, 2007 are as follows:

	Won (millions)
	Book value as of January 1, 2007		Acquisitions	Disposals	Depreciation	Others	Book value as of June 30, 2007
Land	(Won)	5,993,983	1,240	(2,578)	—	20,493	6,013,138
Buildings		7,248,966	2,897	(4,472)	(310,499)	179,283	7,116,175
Structures		27,513,258	6,034	(625)	(459,071)	1,189,493	28,249,089
Machinery		16,845,422	28,411	(620)	(1,501,573)	969,962	16,341,602
Vehicles		32,411	2,584	(185)	(9,175)	207	25,842
Nuclear fuel		970,873	—	—	(196,778)	240,151	1,014,246
Capitalized asset retirement cost		1,656,836	—	—	(110,770)	103,706	1,649,772
Others		698,735	19,959	(9,571)	(49,862)	(475,709)	183,552
Construction in- progress		8,393,340	3,799,906	(1,413,842)	—	(886,630)	9,892,774
Construction grants		(4,086,894)	(470,568)	—	171,763	56,403	(4,329,296)

	(Won)	65,266,930	3,390,463	(1,431,893)	(2,465,965)	1,397,359	66,156,894

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

The Company depreciates the capitalized asset retirement costs using the straight-line and units-of-production depreciation methods

(4)	Intangible Assets

Changes in intangible assets for the six-month period ended June 30, 2007 are as follows:

	Won (millions)
	Book value as of January 1, 2007		Acquisitions	Amortization	Others	Book value as of June 30, 2007
Port facility usage right	(Won)	133,414	—	(4,422)		128,992
Water usage right		73,924		(8,476)		65,448
Dam usage right		6,398	—	(72)	—	6,326
Electricity usage right		35,510	—	(46,660)	47,028	35,878
Future radioactive wastes repository sites usage rights (*1)		300,000	—	—		300,000
Computer software		175,933	15,123	(36,890)	44,286	198,452
Others		129,104	46,633	(9,884)	(84,825)	81,028
Construction grants		(33,873)	(1,928)	699	—	(35,102)

	(Won)	820,410	59,828	(105,705)	6,489	781,022

(*1)	In November 2005, GyeongJu city was selected as the repository site for Low and Intermediate-Level Radioactive Wastes (“LILRW”). In relation to the future repository site, the Korean government enacted the ‘Special Act for the Region Hosting Low and Intermediate Radioactive Wastes Repository Site’ (the “Act”) to support the area. In compliance with the Act, the Company is obligated to pay (Won)300,000 million to the region in consideration for building the repository site. As of June 30, 2006, the timing of this payment obligation has not been determined. As a result, the Company recognized this obligation as an intangible asset and other long-term liabilities.

In addition, the Company expensed research and development cost amounting to W224,215 million and W301,964 million for the six-month periods ended June 30, 2006 and 2007, respectively

(5)	Insured Assets

Insured assets as of June 30, 2007 are as follows:

		Won (millions)
Insured assets	Insurance type	Insured value
Buildings and machinery	Fire insurance	(Won)	805,190
Buildings and machinery	Nuclear property insurance		472,668
Buildings, machinery and construction in progress	Construction and shipping insurance		8,679,796
Buildings	General insurance		20,689,174
Construction in progress	Construction insurance		1,165,617
Inventories and machinery	Shipping insurance		4,782,633

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

In addition, as of June 30, 2007, the Company carries compensation and responsibility insurance in relation to the operation of the nuclear power plants and gas accident, construction and other general insurance for its utility plants and inventories, damage insurance for its light water nuclear reactor construction in North Korea, general insurance for vehicles, casualty insurance for its employees and responsibility insurance for its directors.

(6)	Investment securities

(a)	Short-term Investment securities as of December 31, 2006 and June 30, 2007 are summarized as follows:

	Won (millions)
	2006		2007
Short-term investment securities
Available-for-sale securities	(Won)	15,145	—
Held-to-maturity securities		94	26

	(Won)	15,239	26

Available-for-sale securities consist of bond funds and held-to-maturity securities consist of debt securities including government and municipal bonds.

(b)	Long-term investments other than those under the equity method as of December 31, 2006 and June 30, 2007 are summarized as follows:

	2006
	Ownership %	Acquisition cost		Book value
Available-for-sale:
Equity securities:
Energy Savings Investment Cooperatives (*1, *2)	25.0~48.0	(Won)	5,000	5,000
Korea Power Exchange (*1, *3)	100.0		127,839	127,839
Hwan Young Steel Co., Ltd. (*1)	0.14		1,091	97
KNOC Nigerian East Oil Co., Ltd (*5)	15.0		12	12
KNOC Nigerian West Oil Co., Ltd (*5)	15.0		12	12
Dolphin Property Limited. (*5)	15.0		12	12
Equity securities in treasury stock fund (*4)	—		11,713	15,381
Other equity securities (*1)	—		24,695	24,695
Debt securities			5,149	10,310

			175,523	183,358

Held-to-maturity:
Government and municipal bonds			3,531	3,531

Total		(Won)	179,054	186,889

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

	2007
	Ownership %	Acquisition cost		Book value
Available-for-sale:
Equity securities:
Energy Savings Investment Cooperatives (*1, *2)	25.0~48.0	(Won)	5,000	5,000
Korea Power Exchange (*1, *3)	100.0		127,839	127,839
Hwan Young Steel Co., Ltd. (*1)	0.14		96	96
KNOC Nigerian East Oil Co., Ltd (*5)	15.0		12	12
KNOC Nigerian West Oil Co., Ltd (*5)	15.0		12	12
Dolphin Property Limited (*5)	15.0		12	12
Equity securities in treasury stock fund (*4)	—		18,481	29,728
Other equity securities (*1)	—		30,210	30,210
Debt securities			5,149	8,386

			186,811	201,295

Held-to-maturity:
Government and municipal bonds			3,556	3,556

Total		(Won)	190,367	204,851

(*1)	These available-for-sale non-marketable equity securities are stated at cost due to the lack of information to determine fair value.
(*2)	As described in note 1(f), investment in affiliates in which the Company owns 20% or more of the voting stock should be stated at an amount as determined using equity method of accounting. However, if the difference between the equity method and cost is considered to be immaterial, the Company can record the investment within available-for-sale securities at cost.
(*3)	Korea Power Exchange operates under the regulations for government affiliated organization and the Electricity Enterprises Act. Moreover, when the purpose of establishment, articles of incorporation of Korea Power Exchange and electric power market managerial regulations are considered, the Company does not appear to have significant management control. Therefore, the investment is accounted for under the cost method.
(*4)	In order to stabilize the price of the Company’s common stock in the market, the Company entered into a treasury stock fund (the Fund) composed of treasury stock and other equity securities in December, 1992. The treasury stock (excluded from the above table) is recorded at cost within capital adjustments (note 13). The other equity securities in the Fund are recorded at fair value within available-for-sale securities. As of June 30, 2007, gains on the valuation of these available-for-sale securities in the Fund, which are recorded in capital adjustments, amount to (Won)8,154 million (after excluding deferred tax). As of December 31, 2006, gains on these securities of (Won)2,659 million (after excluding deferred tax) were recorded in capital adjustments.
(*5)	The Company invested in overseas oil development industry with a consortium of Korean companies (the “Korean Consortium”) consisting of the company, Korea National Oil Corporation and Deawoo Shipbuilding & Marine Engineering Co., Ltd. The Korean Consortium, owing 60% equity interest in the hoint venture incorporated with English Equator and Nigeria, invested in KNOC Nigerian East 323, KNOC Nigerian West 321 and Dolphin Property Ltd. Additionally, the Company provides performance guarantees of US$25 Million related to the oil and gas producing activities and US$35 million related to the construction of power generation plants and gas pipes to the Nigerian government.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(c)	Investments in affiliated companies accounted for using the equity method as of December 31, 2006 and June 30, 2007 are as follows:

	2006
	Ownership %	Acquisition cost		Net asset value	Book value
Korea Gas Corporation (*1)	24.5		94,500	860,503	860,503
Korea District Heating Co., Ltd. (*1)	26.1		5,660	184,458	184,458
LG powercomm Corporation (*1,2)	43.1		323,470	382,036	376,831
Korea Electric Power Industrial Development Co., Ltd. (*1)	49.0		7,987	48,130	48,130
YTN (*1)	21.4		59,000	26,677	26,677
Gansu Datang Yumen Wind Power Co., Ltd. (*1)	40.0		7,163	5,808	5,808
Salcon Power Corporation (*1)	40.0		21,620	22,921	22,921
Datang Chifang Renewable Co., Ltd (*1)	40.0		18,053	18,053	18,053

		(Won)	537,453	1,548,586	1,543,381

	2007
	Ownership %	Acquisition cost		Net asset value	Book value
Korea Gas Corporation (*1)	24.5		94,500	901,862	901,862
Korea District Heating Co., Ltd. (*1)	26.1		5,660	195,982	195,982
LG powercomm Corporation (*1,2)	43.1		323,470	385,064	380,603
Korea Electric Power Industrial Development Co., Ltd. (*1)	49.0		7,987	25,501	25,501
YTN (*1)	21.4		59,000	26,923	26,923
Gansu Datang Yumen Wind Power Co., Ltd. (*1)	40.0		7,163	6,773	6,773
Salcon Power Corporation (*1)	40.0		21,620	20,427	20,427
Datang Chifang Renewable Co., Ltd (*1)	40.0		18,053	17,253	17,253

		(Won)	537,453	1,579,785	1,575,324

(*1)	KEPCO used unaudited financial statements of the above affiliated companies when applying the equity method of accounting.
(*2)	As of June 30, 2007, unrealized profits of (Won)4,461 million arisen from the transaction with Powercomm Corporation were eliminated.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(d)	Changes in investments in affiliated companies under the equity method for the year ended December 31, 2006 are as follows:

	2006
	Book value as of January 1, 2006		Equity income of affiliates	Others (*)	Book value as of Dec 31, 2006
Korea Gas Corporation	(Won)	819,100	60,649	(19,246)	860,503
Korea District Heating Co.		176,173	8,193	92	184,458
LG powercomm Corporation		400,979	(23,510)	(638)	376,831
Korea Electric Power Industrial Development Co., Ltd.		24,525	29,005	(5,400)	48,130
YTN		25,014	1,586	77	26,677
Gansu Datang Yumen Wind Power Co., Ltd.		2,719	—	3,089	5,808
Salcon Power Corporation		—	4,086	18,835	22,921
Datang Chifang Renewable Co., Ltd		—	—	18,053	18,053

	(Won)	1,448,510	80,009	14,862	1,543,381

Changes in investments in affiliated companies under the equity method for the six-month period ended June 30, 2007 are as follows:

	2007
	Book value as of January 1, 2007		Equity income of affiliates	Others (*)	Book value as of June 30, 2007
Korea Gas Corporation	(Won)	860,503	62,203	(20,843)	901,863
Korea District Heating Co.		184,458	11,469	55	195,982
LG powercomm Corporation		376,831	3,772	—	380,603
Korea Electric Power Industrial Development Co., Ltd.		48,130	2,361	(24,990)	25,501
YTN		26,677	470	(225)	26,922
Gansu Datang Yumen Wind Power Co., Ltd.		5,808	(385)	1,350	6,773
Salcon Power Corporation		22,921	1,295	(3,789)	20,427
Datang Chifang Renewable Co., Ltd		18,053	(1,045)	245	17,253

	(Won)	1,543,381	80,140	(48,197)	1,575,324

(*)	Others are composed of acquisition (disposal) of investment, dividends and the changes in values in equity due to the capital surplus and gain (loss) on investment securities in capital adjustments.

The Company has recorded unrealized losses of (Won)990 million and million relating to the above affiliates as of December 31, 2006 and June 30, 2007, respectively, and unrealized gains of (Won)117,870 million and (Won) million as of December 31, 2006 and June 30, 2007, respectively, which have been accounted for as capital adjustments. These capital adjustments have been recorded as unrealized losses on equity securities of affiliates within stockholders’ equity.

The Company has recorded unrealized gains of (Won)2,659 million and (Won)1,701 million relating to the above affiliates as of December 31, 2006 and June 30, 2007 respectively. These capital adjustments have been recorded as unrealized gains on equity securities of affiliates within stockholders’ equity.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(7)	Loans to employees

The Company has provided housing and tuition loans to employees as follows as of December 31, 2006 and June 30, 2007:

	Won (millions)
	2006		2007
Short-term loans	(Won)	24,597	24,445
Long-term loans		355,447	374,451

	(Won)	380,044	398,896

(8)	Other Non-current Assets

Other non-current assets as of December 31, 2006 and June 30, 2007 are as follows:

	Won (millions)
	2006		2007
Deposit	(Won)	166,718	183,350
Others		232,541	265,970

	(Won)	399,259	449,320

(9)	Inventories

Inventories as of December 31, 2006 and June 30, 2007 are summarized as follows:

	Won (millions)
	2006		2007
Raw materials	(Won)	1,158,662	1,209,922
Supplies		806,356	949,744
Other		133,958	158,582

	(Won)	2,098,976	2,318,248

(10)	Other Current Assets

Other current assets at December 31, 2006 and June 30, 2007 are summarized as follows:

	Won (millions)
	2006		2007
Short-term loans (note 7)	(Won)	27,226	25,221
Accrued interest income		28,289	31,587
Advance payments		24,045	30,396
Prepaid expenses		27,262	57,525
Currency Forwards (note 21)		64
Others		94,444	111,851

	(Won)	201,330	256,580

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(11)	Capital Surplus

Capital surplus as of December 31, 2006 and June 30, 2007 and are as follows:

	Won (millions)
	2006		2007
Paid-in capital in excess of par value	(Won)	835,140	835,140
Reserves for asset revaluation(*2)		12,552,973	12,552,973
Other capital surplus(*1)		1,129,030	1,126,194

	(Won)	14,517,143	14,514,307

(*1)	As described in note 1(u), effective January 1, 2005, the Company adopted SKAS No. 16 “Income Taxes.” As a result, deferred taxes are recognized on temporary differences related to the conversion right of convertible bond that is reported as a component of capital surplus.
(*2)	The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law, and recorded a revaluation gain of (Won)12,552,973 million as a reserve for asset revaluation. The reserve for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

(12)	Appropriated Retained Earnings

Appropriated retained earnings as of December 31, 2006 and June 30, 2007 are summarized as follows:

	Won (millions)
	2006		2007
Legal reserve	(Won)	1,603,919	1,603,919
Reserve for business rationalization		31,900	31,900
Reserve for business expansion		16,588,939	17,919,081
Reserve for investment on social overhead capital		5,217,449	5,277,449
Reserve for research and human development		270,000	330,000
Reserve for dividend equalization		210,000	210,000

	(Won)	23,922,207	25,372,349

The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

Prior to 1990, according to the KEPCO Act, at least 20 percent of net income in each fiscal year was required to be established as a reserve for business expansion until such reserve equals the common stock. Beginning in 1990, no such reserve is required.

The reserve for the investment on social overhead capital and the reserve for research and human development are appropriated by the Company to avail itself of qualified tax credits to reduce corporate tax liabilities. These reserves are not available for cash dividends for a certain period defined in the Tax Incentive Control Law.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

Until December 10, 2002 under the Special Tax Treatment Control Law, investment tax credit was allowed for certain investments. The Company was, however, required to appropriate from retained earnings the amount of tax benefits received and transfer such amount into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization despite tax benefits received for certain investments and, consequently, the existing balance is now regarded as a voluntary reserve.

The reserve for dividend equalization, which is considered a voluntary reserve, is appropriated by the Company to reduce fluctuation of dividend rate for the purpose of stock price and credit rating stabilization.

(13)	Capital Adjustments

Capital adjustments as of December 31, 2006 and June 30, 2007 are as follows:

	Won (millions)
	2007		2006
Treasury stock	(Won)	(796,980)	(791,104)
Gain on valuation of available- for-sale securities		5,448	9,855
Equity gain of affiliates		117,870	118,353
Equity loss of affiliates		(990)	(12)
Overseas operations translation credit		(79,723)	(70,765)
Gain (loss) on valuation of cash flow hedges		(4,710)	(773)

	(Won)	(759,085)	(734,446)

The Company has shares held as treasury stock amounting to (Won) 118,293 million (5,450,062 shares) and (Won) 104,551 million (4,700,067 shares) as of December 31, 2005 and June 30, 2006, respectively, for the purpose of stock price stabilization.

(14)	Short-term borrowings

Short-term borrowings as of December 31, 2006 and June 30, 2007 are as follows:

Lender	Type	Annual Interest rate (%)	Won (millions)
			2006		2007
Local currency borrowings Woori Bank and others	General	3.50~5.23	(Won)	323,081	553,915
Foreign currency borrowings National Austrailia Bank and others	Usance and Others	5.53~5.54		153,639	24,221

			(Won)	476,720	558,136

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(15)	Long-term borrowings

Long-term borrowings as of December 31, 2006 and June 30, 2007 are as follows:

(a)	Local currency long-term borrowings

Lender	Type	Annual Interest rate (%)	Won (millions)
			2006		2007
Korea Development Bank	Industrial facility	4.81~5.71	(Won)	4,720,055	4,921,400
Industrial Bank of Korea
Ministry of Commerce, Industry and Energy	Rural area Development	4.00		50,000	40,000
National Agricultural Cooperative Federation	Rural area development	4.00		50,000	40,000
	Industrial facility	4.82~5.21		150,000	140,625
the Small and Medium Industry Bank	Rural area Development	4.00		22,000	22,000
	Development	based rates-1.25		48,000	48,000
Korea Exchange Bank	Rural area Development	4.00		110,000	110,000
	Energy rationalization	3.50		13,600	14,482
	Industrial facility	5.31		—	100,000
Woori Bank	Development	based rates-1.25		17,900	17,900
Korea Resources Corp.	Development	based rates-1.25		6,000	4,000
	Foreign Resource Development	2.50~3.50		60,100	52,933
Hana Bank	Rural area Development	4.00		101,500	101,500
Kookmin Bank	Rural Area Development	4.00		—	31,350
Others	General	6.00		684,572	683,746

				6,033,727	6,327,936
Less: Current portion				(1,434,557)	(1,578,624)

			(Won)	4,599,170	4,749,312

(b) Foreign currency long-term borrowings

Lender	Type	Annual interest rate (%)	Won (millions)
			2006		2007
Japan Bank of International Cooperation	Facility	8.28	(Won)	138,130	124,858
Korea National Oil Corp.	Oil	T-bond( 3 yrs.)-2.25		6,787	6,766
	Development
The Export-Import Bank of Korea	Project loans Facility	7.27		36,381	36,364
US-EXIM	”	4.48		72,618	72,639
Others	”	0.00~5.76		39,399	43,621

				293,315	284,248
Less: Current portion				(36,428)	(42,669)

			(Won)	256,887	241,579

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(c)	Debentures

	Annual interest rate (%)	Won (millions)
		2006		2007
Local currency debentures
Electricity bonds	3.43~5.29	(Won)	4,675,000	4,925,000
Corporate bonds	3.54~7.17		3,010,010	2,920,010

			7,685,010	7,845,010

Foreign currency debentures(*)
FY-93	5.00+2x(JPY/KRW-11.03)		325,360	324,380
FY-96	6.00~ 8.28		239,385	238,060
FY-97	6.75 ~ 7.05		429,872	379,726
FY-02	1.04 ~ 4.63		976,080	973,140
FY-03(*)	1.33 ~ 4.75		676,256	669,532
FY-04	0.51 ~ 5.75		936,929	925,895
FY-05	3.13 ~ 5.25		584,440	589,537
FY-06	5.50 ~ 6.00		604,240	602,420

			4,772,562	4,702,690

			12,457,572	12,547,700
Less: Current portion			(2,752,160)	(4,054,661)
Discount			(39,844)	(35,461)

		(Won)	9,665,568	8,457,578

(*)	In 2003, the Company issued foreign debentures to KEPCO Cayman Company Limited of US$250 million and the right to exchange the debentures into shares of Powercomm Corporation held by the Company. KEPCO Cayman Company Limited issued foreign debentures of US$250 million under substantially similar terms and conditions as the debentures issued by the Company to KEPCO Cayman Company Limited, the details of which are as follows:
-	Maturity date: November 26, 2008
-	Exchangeable upon Qualifying Public Offering (QPO): QPO means the first listing on the Korea Stock Exchange, New York Stock Exchange or National Association of Securities Dealers Automated Quotations (NASDAQ) meeting certain requirements. Powercomm Corporation is not required to complete a QPO prior to the maturity of the debentures. The Company does not guarantee the QPO of Powercomm Corporation.
-	Shares to be exchanged: Powercomm Corporation’s shares or DR.
-	Exchangeable period: From 10th day after the listing of Powercomm Corporation to 10th day before its maturity.
-	Exchange price: 120% of lower amount of market price on the listing day or weighted average price for 10 days after its listing.
-	Early redemption: When certain conditions are met or after 3 years from the listing, outstanding debentures are redeemable at the guaranteed return of 2.88% (102.74% of issuance amount).
-	Repayment at the maturity: Repayment will be made with the guaranteed return of 3.68% (109.13% of issuance amounts).

As requested by bondholders to redeem the bond on the third year from issue date, the Company, on November 27, 2006, redeemed before maturity US$ 191.96 million of the bonds, representing 76.78% of the issued price, paying a total of US$ 197.22 million after applying the secured profit ratio of 2.88%. The paid amount was 102.74% of the issue price.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(d)	Exchangeable Bonds

Description	Annual interest rate %	Won (millions)
		2006		2007
Overseas exchangeable bonds(*1)	0.00	(Won)	10,642	1,344
Overseas exchangeable bonds(*2)	0.00		485,682	485,681
Overseas exchangeable bonds(*2)	0.00		555,114	555,114

			1,051,438	1,042,139
Plus: Premium on debentures issued			314	29
Less: Discount on debentures issued			(80,822)	(73,311)
Conversion right adjustment			(64,931)	(58,206)

Exchangeable bonds, net		(Won)	905,999	910,651

(*1)	On November 4, 2003, the Company issued overseas exchangeable bonds of JPY28,245,468,400 at a premium. During 2005, the bondholders converted JPY14,438,543,000 into 344,704 shares of common stock and 10,444,768 shares of DR (equivalent to 5,222,384 shares of common stock). During 2006, exchangeable bonds of JPY10,501,022,000 were converted into 745,309 shares of common stock and 6,607,174 shares of DR (equivalent to 3,303,587 shares of common stock).

During 2007, exchangeable bonds of JPY869,850,000 were converted into 335,309 shares of common stock and 6,607,174 shares of DR (equivalent to 3,303,587 shares of common stock).

As of June 30, 2007, the remaining number of common stock to be converted is 48,445 shares if the conversion right is exercised. As of June 30, 2007, the details of the bonds were as follows:

-	Maturity date: November 4, 2008
-	Amount to be paid at maturity: JPY125,645,000
-	Exchange period: From December 15, 2003 to 10th day prior to its maturity.
-	Shares to be exchanged: Common stock of the Company or its equivalent DR
-	Exchange price: (Won)30,000 per share converted at KRW10.621/JPY, the exchange rate at the date of issuance
-	Put option: Bondholders had a put option could be exercised for JPY26,834,000 on November 6, 2006 which expired unexercised.
-	Call option: The Company has a call option that it can exercise on or at any time after November 6, 2006. Notes are callable if the closing price per Common Share on the Korea Stock Exchange or the ADSs on the New York Stock Exchange in each case, for each of any 20 Trading Days in a 30 consecutive Trading period ending not more than 5 days prior to the date on which notice such redemption is given, is at least 120% of the Conversion Price or of the Conversion Price per ADS.
-	In accordance with Article 17 “Issuance of Convertible Bonds” and Article 11 “Calculation of Dividend for New Shares” of the Articles of Incorporation of the Company, distribution of dividends on new shares resulting from conversion of exchangeable bonds is deemed to have been issued at the end of the immediately preceding fiscal year.

(*2)	On November 21, 2006, the Company issued overseas exchangeable bonds of JPY61,345,128,000 and EUR463,320,780 with a discount value (JPY60,810,000,000 and EUR401,700,000). The Company acquired 18,900,000 treasury shares in the amount of (Won)740,949 million to redeem overseas exchangeable bonds of JPY61,345,128,000 and EUR463,320,780. As of June 30, 2007, the details of the bonds were as follows:
-	Maturity date: November 23, 2011
-	Amount to be paid at maturity: JPY61,345,128,000 and EUR463,320,780
-	Exchange period: From January 4, 2007 to 10th day prior to its maturity.
-	Shares to be exchanged: Common stock of the Company or its equivalent DR
-	Exchange price: (Won)51,000 per share converted at KRW199.8/EUR, the exchange rate at the date of issuance

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

-	Put option: Bondholders have a put option that they can exercise for JPY61,132,293,000 and EUR437,612,000 on November 23, 2009.
-	Call option: The Company has a call option that it can exercise on or at any time after November 23, 2009. Notes are callable if the closing price per Common Share on the Korea Stock Exchange or the ADSs on the New York Stock Exchange in each case, for each of any 20 Trading Days in a 30 consecutive Trading period ending not more than 5 days prior to the date on which notice such redemption is given, is at least 120% of the Conversion Price or of the Conversion Price per ADS.

(e) Foreign currency debts, by currency, as of December 31, 2006 and June 30, 2007 are as follows:

	Won (millions), US$ JPY, EUR, GBP and CNY (thousands)
	2006			2007
	Foreign currency		Won equivalent	Foreign currency		Won equivalent
Short-term Borrowings	US$	165,274	153,639	US$	26,134	(Won)	24,221

Long-term	US$	274,958	255,601	US$	259,632		240,627
borrowings	CNY	317,000	37,714	CNY	358,400		43,621

			293,315				284,248
Debentures	US$	4,435,270	4,109,640	US$	4,429,919		4,090220
	JPY	40,000,000	312,732	JPY	40,000,000		300,972
	EUR	250,000	305,560	EUR	250,000		311,498
	GBP	24,467	44,630	GBP	—		—

			4,772,562				4,702,690
Exchangeable	JPY	62,340,623	496,324	JPY	61,470,773		487,025
bond	EUR	463,321	555,114	EUR	463,321		555,114

			1,051,438				1,042,139
			6,270,954			(Won)	6,062,531

(f)	Aggregate maturities of the Company’s long-term debt as of June 30, 2007 are as follows:

	Won (millions)
Year ended June 30	Local currency borrowings	Foreign currency borrowings	Domestic debentures	Foreign debentures	Exchangeable Bonds	Total
2007.7.1-2008.6.30	1,578,624	42,669	2,370,000	1,684,661	—	5,675,954
2008.7.1-2009.6.30	1,875,307	42,668	1,635,000	59,835	1,344	3,614,154
2009.7.1-2010.6.30	1,701,540	42,522	2,050,000	1,071	—	3,795,133
2010.7.1-2011.6.30	741,571	42,521	840,000	683,207	—	2,307,299
2011.7.1-2012.6.30	318,584	38,969	830,010	886	1,040,795	2,229,244
Thereafter	112,310	74,899	120,000	2,273,030	—	2,580,239

	6,327,936	284,248	7,845,010	4,702,690	1,042,139	20,202,023

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(16)	Assets and Liabilities Denominated in Foreign Currencies

Significant assets and liabilities of the Company (excluding foreign subsidiaries) denominated in foreign currencies other than those mentioned in note 15(e) as of December 31, 2006 and June 30, 2007 are as follows:

	Won (millions), US$, JPY and EUR (thousands)
	2006				2007
	Foreign currency (thousands) (*)		Won equivalent (millions)		Foreign currency (thousands) (*)		Won equivalent (millions)
Assets:
Cash and cash equivalents	US$	4,346	(Won)	4,040	US$	31,482	(Won)	29,178
	RS	—		—		40,824		930
	PHP	—		—		12,337		247
	AUD	—		—		801		629
Short-term financial instruments	US$	5,567		5,175	US$	-		—
Trade receivables	US$	8,123		7,552	US$	4,234		3,841
	AUD	—		—		845		662
	RS	—		—		38,844		878
Other	US$	200		186	US$	30,590		28,352
account receivables	EUR	50		61	EUR	95		119
Other current assets	US$	385		358	US$	-		—
	AUD	—		—	AUD	50		39
	PHP	—		—	PHP	10,989		220
Other non-current	US$	384		358	US$	1,341		1,243
assets	JPY	14,091		110	JPY	14,428		108
	EUR	20		25	EUR	20		25

			(Won)	17,865			(Won)	66,471

Liabilities:
Trade payables	US$	248,845	(Won)	231,326	US$	141,235	(Won)	115,087
	EUR	2,035		2,487	EUR	139		174
	JPY	27,000		211	JPY	-		—
	AUD	—		—	AUD	385		296
Other accounts payable	US$	193,655		180,031	US$	36,149		33,503
	EUR	1,076		1,316	EUR	7		9
	JPY	25,634		200	JPY	-		—
	CHF	—		—	CHF	452		340
Other current liability	US$	5,898		5,484	US$	785		727
	RS	—		—	RS	16,985		39
	PHP	—		—	PHP	1,654		33
	AUD	—		—	AUD	128		100

			(Won)	421,055			(Won)	154,389

(*)	Foreign currencies other than US$, JPY and EUR are converted into US$.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(17)	Retirement and Severance Benefits

Changes in retirement and severance benefits for the year ended December 31, 2006 and for six-month period ended June 30, 2007 are summarized as follows:

	Won (millions)
	2006		2007
Estimated severance liability at beginning of year	(Won)	1,255,744	1,527,435
Provision for retirement and severance benefits		313,078	93,955
Increase arising from change in consolidated subsidiaries		1,746	—
Payments		(43,133)	(57,709)
Estimated severance liability at end of period		1,527,435	1,563,681
Transfer to National Pension Fund		(93)	(93)
Deposit for severance benefit insurance		(343,093)	(315,618)
Net balance at end of period	(Won)	1,184,249	1,247,970

(18)	Liability for Decommissioning Costs

Under the Korean Electricity Business Act (“EBA”) Article 94, the Company is required to record a liability for the decommissioning of nuclear facilities and disposal of radioactive wastes. In addition, under the Korean Atomic Energy Act (“AEA”), an entity which constructs and operates a nuclear power reactor and related facilities must obtain permission from the Korean Minister of Science and Technology (“MOST”).

Effective January 1, 2004, the Company adopted SKAS No. 17 and retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows to settle the asset retirement obligations of dismantlement of the nuclear power plants, spent fuel and radioactive wastes. In addition, during 2004, the Company updated its estimates of the liability for decommissioning costs based on new engineering studies (the “2004 study”) provided by third parties.

The 2004 study revised certain essential factors such as timing of cash outflows. As required by SKAS No. 17, the change in accounting included the revised factors from the 2004 study since these factors were the Company’s best estimates at the time the Company elected to adopt SKAS No. 17. With the adoption of SKAS No. 17, the Company remeasured the liability for decommissioning costs and reflected the cumulative effect of such change in accounting including the effect of the change in estimate into the beginning balance of retained earnings as of January 1, 2004.

Due to the adoption of this standard, the Company remeasured the liability for decommissioning costs as of January 1, 2004 and reflected a cumulative effect of such change in accounting up to fiscal year 2003 into the beginning balance of 2004 retained earnings as follows:

	Won (millions)
	As previously reported		Difference	After adoption
Retained earnings	(Won)	2,925,808	687,362	3,613,170
Asset retirement costs, net		—	1,504,173	1,504,173
Liability for decommissioning costs		5,091,070	556,088	5,647,158
Deferred income tax liabilities		82,621	260,723	343,344

As of June 30, 2007, the Company has recorded a liability of (Won)7,849,745 million as the cost of dismantling and decontaminating existing nuclear power plants, consisting of dismantling costs of nuclear plant of (Won)4,014,472 million and storage costs of spent fuel and radioactive waste of (Won)3,835,273 million. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. This cost is included in cost of electric power in the accompanying consolidated statements of income.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(19)	Receivables at Present Value

Present value discounts on long-term loans as of December 31, 2006 and June 30, 2007 are as follows:

			Won (millions)
			2006
	Imputed Interest rate (%)	Period	Nominal value		Discount	Present value
Young-kwang	7.20	10 years	(Won)	3,349	1,618	1,731
Ul-jin	6.00	10 years		8,600	2,841	5,759
Kori	5.00	10 years		14,880	4,420	10,460
Kori	4.00	10 years		15,120	3,941	11,179

			(Won)	41,949	12,820	29,129

			Won (millions)
			2007
	Interest rate (%)	Period	Nominal value		Discount	Present value
Young-kwang	7.20	10 years	(Won)	3,350	435	2,915
Ul-jin	6.00	10 years		8,600	1,413	7,187
Kori	4.00	10 years		30,000	7,897	22,103

			(Won)	41,950	9,745	32,205

(20)	Other Current Liabilities

Other current liabilities as of December 31, 2006 and June 30, 2007 are as follows:

	Won (millions)
	2006		2007
Advance received	(Won)	141,996	141,969
Withholdings		173,515	159,801
Unearned revenue		57,294	46,474
Others		318,070	482,576

	(Won)	690,875	830,820

(21)	Derivative Instruments Transactions

The Company has entered into the various swap contracts to hedge risks involving exchange rate and interest rate of foreign currency debts.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(a)	Currency swap contracts as of June 30, 2007 are as follows:

	Contract Year	Settlement Year	Contract amounts in millions				Contract interest rate per annum
			Pay		Receive		Pay (%)	Receive (%)
J.P. Morgan Chase Bank & Deutsche Bank(*1)	2002	2007	JPY	76,700	US$	650	1.18	4.25
Barclays Bank PLC, London	2002	2007	JPY	30,400	US$	250	1.04	3M Libor+0.75
ABN AMRO	2002	2008	KRW	181,500	US$	150	5.95	4.63
J.P. Morgan Chase Bank & Deutsche Bank	2003	2008	JPY	23,770	US$	200	1.28	4.25
Credit Suisse First Boston	2003	2013	KRW	177,720	US$	150	5.12	4.75
ABN AMRO	2004	2008	KRW	123,700	US$	100	4.25	5.30
Deutsche Bank	2004	2008	KRW	61,850	US$	50	4.25	5.30
Barclays Bank PLC	2004	2014	US$	150	KRW	172,875	5.75	5.10
J.P. Morgan Chase Bank	2004	2011	KRW	86,400	US$	75	Within 3 years: 4.875 After 3 years: 4.875-(10.9-JPY/KRW Spot rate)	4.95
Credit Suisse First Boston	2004	2011	KRW	86,400	US$	75	Within 3 years: 4.875 After 3 years: 4.875-(10.9-JPY/KRW Spot rate)	4.95
Barclays Bank PLC, London	2004	2011	KRW	138,251	US$	120	4.85	4.875
BNP PARIBAS	2004	2011	KRW	17,282	US$	15	4.85	4.875
HANA BANK	2004	2011	KRW	17,282	US$	15	4.85	4.875
Credit Suisse First Boston	2004	2011	KRW	115,210	US$	100	4.85	4.875
Barclays Bank PLC, London	2005	2012	KRW	155,400	US$	150	5.59	5.25
Lehman Brothers	2005	2012	KRW	51,800	US$	50	5.59	5.25
Deutsche Bank	2005	2012	KRW	51,800	US$	50	5.59	5.25
BNP PARIBAS	2005	2012	KRW	51,735	US$	50	5.59	5.25
Barclays	2006	2008	KRW	68,606	JPY	8,000	5.61	1.33
Deutsche Bank	2006	2008	KRW	17,151	JPY	2,000	5.61	1.33
Credit Suisse First Boston	2006	2016	KRW	94,735	US$	100	5.26	6.00
Barclays	2006	2016	KRW	94,735	US$	100	5.26	6.00
Citibank	2006	2016	KRW	94,735	US$	100	5.24	6.00
UBS (*2)	2006	2016	KRW	98,100	US$	100	5.48	5.50
Credit Suisse First Boston	2006	2016	KRW	98,100	US$	100	5.48	5.50
Barclays	2006	2016	KRW	71,888	US$	75	4.81	5.50
Deutsche Bank	2006	2016	KRW	71,888	US$	75	4.81	5.50
Goldman Sachs	2007	2008	KRW	54,215	JPY	7,000	4.98	1.33
JP Morgan	2007	2008	KRW	23,234	JPY	3,000	4.98	1.33

(*1)	Under the terms of these derivative contract, if the Republic of Korea declares default on its debts, KEPCO is entitled to receive Korean government bonds instead of cash from JP Morgan Chase Bank and Deutsche Bank. Valuation for these embedded derivatives is reflected in the valuation of the currency swap. The Company pays JPY7,670 million which is 10% of the contract amount every March and September and will receive US$650 million in September 2007.
(*2)	With the currency swap contract which has the same effect as issuing fixed rate bonds in Korean won, the Company accounted for the valuation profit and loss from the said currency swap contract as accumulated other comprehensive income after applying cash flow hedge accounting.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(b)	Interest rate swap contracts as of June 30, 2007 are as follows:

	Notional amount in millions		Contract interest rate per annum
Counterparty			Pay (%)	Receive (%)	Term
Korea Foreign Exchange Bank	KRW	50,000	5,24(3M CD+0.21%)	5.42	2007~2010
“	KRW	50,000	5,26(3M CD+0.25%)	5,19	2007~2010
JPMorgan Chase Bank	KRW	172,800	4.65	Within 2 years: 4.875 After 2 years : 4.875- (10.9-JPY/KRW Spot rate)	2005-2011

(c)	Valuation gains and losses on derivative contracts recorded as other income or expense for the six-month periods ended June 30, 2006 and 2007 are as follows:

	Won (millions)
	2006		2007
Currency swap
Gains	(Won)	599	23,511
Losses		(139,025)	(25,224)
Interest rate swap
Gains		1,196	441
Losses		(8,755)	—
Currency Forward
Gains			2
Losses			(29,828)
Swaption
Gains			194
Losses		—	—

	(Won)	(145,985)	(30,904)

(d)	The gains (losses) on derivative qualifying as cash flow hedge of (Won) (773)million and ((Won) 4,710 million) are reflected within capital adjustment for the year ended December 31, 2006 and for the six-month periods ended June 30, 2007, respectively.

(22)	Power Generation, Transmission and Distribution Expenses

Power generation, transmission and distribution expenses for the six-month periods ended June 30, 2006 and 2007 are as follows:

	Won (millions)
	2006		2007
Fuel	(Won)	4,431,088	4,854,742
Purchase of electric power		1,004,877	1,151,298
Labor		739,783	806,201
Depreciation and amortization		2,664,485	2,376,187
Maintenance		902,138	963,600
Provision for decommissioning costs		162,498	174,763
Ordinary development expenses		174,267	213,066
Others		537,112	735,861

	(Won)	10,616,248	11,275,718

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(23)	Selling, General and Administrative Expenses

Details of selling, general and administrative expenses for the six-month periods ended June 30, 2006 and 2007 are as follows:

	Won (millions)
	2006		2007
Salaries	(Won)	259,227	239,650
Employee benefits		50,505	44,431
Taxes and dues		12,049	19,767
Rent		12,081	13,451
Depreciation and amortization		32,314	37,302
Maintenance		7,228	4,391
Commission and consultation fees		49,434	44,863
Ordinary development expenses		46,349	45,162
Collection expense		164,435	161,556
Promotion		12,102	15,548
Bad debts		15,287	6,991
Communication		15,935	16,445
Insurance		2,543	1,195
Rewards		1,167	1,138
Others		51,675	49,371

	(Won)	732,331	701,261

(24)	Income Taxes

The Company is subject to a number of income taxes based on taxable at the following normal tax rates:

Taxable earnings	Tax rate
Up to (Won)100 million	14.3%
Over (Won)100 million	27.5%

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

The components of income tax expense for the six-month periods ended June 30, 2006 and 2007 are summarized as follows:

	Won (millions)
	2006		2007
Current income tax expense of KEPCO	(Won)	45,957	109,786
Deferred income tax expense of KEPCO		71,400	73,336

		117,357	183,122
Income taxes of subsidiaries		391,883	397,371

Income taxes	(Won)	509,240	580,493

Effective tax rate	(Won)	34.89%	38.35%

(25)	Earnings Per Share

Basic earnings per common share are calculated by dividing net income by the weighted-average number of shares of common stock outstanding for the six-periods ended June 30, 2006 and 2007 as follows:

	Won (millions)
	2006		2007
Net income	(Won)	938,536	916,070
Weighted-average number of common shares outstanding		636,959,868	621,417,135

Basic earnings per common share in Won	(Won)	1,473	1,474

Diluted earnings per share are calculated by dividing diluted net income by the weighted-average number of shares of common equivalent stock outstanding for the six-month periods ended June 30, 2006 and 2007 are calculated as follows:

	Won (millions)
	2006		2007
Net income	(Won)	938,536	916,070
Exchangeable bond interest		593	9,898

Diluted net income		939,129	925,968

Weighted-average number of common shares and diluted securities outstanding		640,457,985	640,365,046

Diluted earnings per share in Won	(Won)	1,466	1,446

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(26)	Transactions and Balances with Related Companies

(a)	Significant transactions between the Company and related parties for the six-month periods ended June 30, 2006 and 2007 are as follows.

		Won (millions)
Related party	Transactions	2006		2007
Sales and other income:
Korea Gas Corporation			—	740
Korea District Heating Co.	Sales of electricity
	and others	(Won)	106,008	99,819
LG Powercomm Corporation	”		37,850	17
Others	”		6,539	2,233

		(Won)	150,397	102,809

Purchases and other expenses:
Korea Gas Corporation	Purchases of LNG	(Won)	2,437,175	2,516,064
Korea District Heating Co.	Commissions for service and others
			348	73
LG Powercomm Corporation	”		33,026	3,472
Korea Electric Power Industrial Development, Ltd.	”		81,710	29,388
Others	”		875	—

		(Won)	2,553,134	2,548,997

(b)	Receivables and payables arising from related parties transactions as of December 31, 2006 and June 30, 2007 are as follows:

		Won (millions)
Related party	Accounts	2006		2007
Receivables:
Korea Gas Corporation	Trade receivables and other accounts receivable	(Won)	200	19
Korea District Heating Co.	”		50,141	12,156
LG Powercomm Corporation	”		1	—
Korea Electric Power Industrial Development, Ltd.	”		429	445

		(Won)	50,771	12,620

Payables:
Korea Gas Corporation	Trade payables and
	other accounts payable	(Won)	521,146	414,377
Korea District Heating Co.	”		—	—
LG Powercomm Corporation	”		336	363
Korea Electric Power Industrial Development, Ltd.	”		7,073	3,103

		(Won)	528,555	417,843

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(c)	Short-term and long-term borrowings from related parties as of December 31, 2006 and June 30, 2007 are as follows:

Lender	Type	interest rate %	2006		2007
Korea Development Bank	Facility	4.72~5.67	(Won)	4,634,375		4,850,000
Korea Development Bank	General	5.49		85,680		71,400
The Export-Import Bank of Korea	Project loan	7.27		36,381		—
Industrial Bank of Korea	Rural area development	4.00		22,000		22,000
Industrial Bank of Korea	Borrowings	4.00		—		13,000
Industrial Bank of Korea	Rural area development	Libor-1.25		48,000		35,000
Korea Resources Corporation	Energy rationalization	Libor-1.25		6,000		4,000
Korea Resources Corporation	Facility	2.5~3.5		35,765
Ministry of Commerce, Industry and Energy	Rural area development	4.00		50,000		40,000

			(Won)	4,946,617	(Won)	5,071,165

(d)	Garantees provided by related companies for the Company as of June 30, 2007 are as follows:

		Won (millions), USD, JPY and GBP (thousands)
Type	Related party	Currency	Guaranteed amounts	Type of borrowings	Balance of borrowing as of June 30, 2007
Payment guarantee (*)	Korea Development Bank	US$	740,771	Foreign currency bond	US$	536,417

(*)	To facilitate the Restructuring Plan described in note1(a), Korea Development Bank has provided a repayment guarantee to creditors of certain foreign currency debentures of the Company, which existed at the time of spin-off, but not redeemed as of June 30, 2007, as consideration for the elimination of the joint and several liability of the Company and its power generation subsidiaries.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(27)	Transactions and Balances with Consolidated Subsidiaries

(a)	Significant transactions among KEPCO and consolidated subsidiaries for the year ended December 31, 2006 and the six-months ended June 30, 2007 are as follows. These were eliminated in consolidation:

		Won (millions)
Consolidated subsidiaries	Transactions	2006		2007
Sales and other income:
Korea Electric Power Corporation	Sales of electricity
	and others	(Won)	445,603	126,339
Korea Hydro & Nuclear Power Co., Ltd.	”		5,562,882	2,697,895
Korea South-East Power Co., Ltd.	”		1,975,454	1,067,364
Korea Midland Power Co., Ltd.	”		2,490,256	1,370,267
Korea Western Power Co., Ltd.	”		2,418,072	1,558,566
Korea Southern Power Co., Ltd.	”		3,309,389	1,819,506
Korea East-West Power Co., Ltd.	”		2,504,917	1,362,512
Others	Commissions for service and others		1,139,645	492,784

		(Won)	19,846,218	10,495,233

Purchases and other expenses:
Korea Electric Power Corporation (*)	Purchases of electricity and others	(Won)	18,598,155	9,991,268
Korea Hydro & Nuclear Power Co., Ltd.	Commissions for service and others		653,112	312,850
Korea South-East Power Co., Ltd.	”		106,451	39,799
Korea Midland Power Co., Ltd.	”		154,113	46,944
Korea Western Power Co., Ltd.	”		83,392	45,710
Korea Southern Power Co., Ltd.	”		84,777	26,103
Korea East-West Power Co., Ltd.	”		81,381	56,493
Others	”		10,049	7,186

		(Won)	19,771,430	10,526,353

(*)	KEPCO has purchased electricity from its power generation subsidiaries through Korea Power Exchange.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(b)	Receivables and payables arising from KEPCO and consolidated subsidiaries transactions as of December 31, 2006 and June 30, 2007 are as follows. These were eliminated in the consolidation:

		Won (millions)
Consolidated subsidiaries	Accounts	2006		2007
Receivables:
Korea Electric Power Corporation	Trade receivables and others	(Won)	46,463	27,809
Korea Hydro & Nuclear Power Co., Ltd.	”		390,592	374,907
Korea South-East Power Co., Ltd.	”		175,008	149,328
Korea Midland Power Co., Ltd.	”		200,259	228,767
Korea Western Power Co., Ltd.	”		236,559	224,498
Korea Southern Power Co., Ltd.	”		277,232	279,870
Korea East-West Power Co., Ltd.	”		227,644	207,963
Others	”		233,935	40,660

		(Won)	1,787,692	1,533,802

Payables:
Korea Electric Power Corporation (*)	Trade payables and others	(Won)	1,575,494	1,438,359
Korea Hydro & Nuclear Power
Co., Ltd.	”		50,142	29,529
Korea South-East Power Co., Ltd.	”		15,787	13,232
Korea Midland Power Co., Ltd.	”		22,271	4,738
Korea Western Power Co., Ltd.	”		7,499	5,720
Korea Southern Power Co., Ltd.	”		10,615	1,553
Korea East-West Power Co., Ltd.	”		12,745	5,394
Others	”		75,507	38,514

		(Won)	1,770,060	1,537,039

(*)	KEPCO has purchased electricity from its power generation subsidiaries through Korea Power Exchange.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(c)	The elimination entries of revenues and expenses among KEPCO and consolidated subsidiaries for the six-month periods ended June 30, 2007 are summarized as follows:

Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount
Operating revenues	(Won)	10,096,586	Operating expenses	(Won)	10,081,333
Rental income		8,519	Rent expenses		1,965
Interest income		32,578	Interest expenses		32,578
Others		5,989	Others		27,796

	(Won)	10,143,672		(Won)	10,143,672

(d)	The elimination entries of receivables and payables among KEPCO and consolidated subsidiaries as of June 30, 2007 are summarized as follows:

Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount
Trade payables	(Won)	1,440,136	Trade receivables	(Won)	1,463,878
Accounts payable		223,193	Long-term receivables		1,373,517
Long-term accounts payable		1,373,517	Other accounts receivables		211,547
Contribution in aid of construction		1,550,234	Rights of electricity And gas utilization		1,550,234
Accrued expense		12,252	Construction-in-progress		41,002
Others		42,945	Others		2,099

	(Won)	4,642,277		(Won)	4,642,277

(e)	KEPCO Ilijan Corporation, which is the subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$281,032,000 as project financing from Japan Bank of International Cooperation and others for that business. In connection with the borrowing, KEPCO Ilijan Corporation’s investment securities, accounted for under the equity method, and held by KEPCO International Philippines Inc., were pledged as collateral. The Company has provided Japan Bank of International Cooperation and others with guarantees to the extent not exceeding US$72,000,000 for the performance of the power generation business of KEPCO Ilijan Corporation.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(28)	Commitments and Contingencies:

(a)	The Company is involved in legal proceedings regarding matters arising in the ordinary course of business. Related to these matters, as of June 30, 2007, the Company is engaged in 327 lawsuits as a defendant and 61 lawsuits as a plaintiff. The total amount claimed against the Company is (Won)406,108 million and the total amount claimed by the Company is (Won)43,614 million as of June 30, 2007. As of June 30, 2007, the Company has recorded a liability related to the above claims amounts to (Won)38,735 million, which has been accounted for other long-term liabilities. In the opinion of management, the ultimate results of these lawsuits will not have a material adverse effect on the Company’s financial position, results of operation, or liquidity.

(b)	Short-term Credit Facilities

Payment guarantee and short-term credit facilities from financial institutions as of June 30, 2007 are as follows:

(i) Payment Guarantee
		Won (millions), US$ (thousands)
Description	Financial institution	Credit lines
Payment of import letter of credit	Korea Exchange Bank and others	US$	1,219,400
		(Won)	217,100
Payment of customs duties	Korea Exchange Bank	(Won)	2,688
Credits	Korea Exchange Bank	(Won)	122,300
Borrowings	Woori Bank and others	(Won)	300,000
		US$	80,000
Performance bond	Seoul Guarantee Insurance Co., Ltd. and others
		(Won)	80,000
Payment of foreign currency	Korea Exchange Bank	US$	415,000
(ii) Overdraft and Others
		Won (millions), US$ (thousands)
Description	Financial institution	Credit lines
Overdraft	National Agricultural Cooperative Federation and others	(Won)	700,000
Discount on promissory note	Korea Exchange Bank	(Won)	269,000
Commercial Paper	Korea Exchange Bank and others	(Won)	700,000
Trade finaning	Shinhan Bank	US$	2,000
Other	Shinhan Bank and others	(Won)	82,000

(c)	The Company is provided with guarantees from Seoul Guarantee Insurance Co., Ltd. and others for performance of contract, warranty fees and bids for construction work in relation to overseas constructions.

(d)	The Company has provided a promissory note of (Won)1,771 million to Hyundai Heavy Industry, Co., Ltd. as a guarantee for performance of contract.

(e)

A key stipulation of the Agreed Framework signed by the United States and North Korea in October 1994 was that a US-led international consortium would construct two commercial light water reactors in North Korea in return for certain nuclear non-proliferation steps to be taken by North Korea. The Korean Peninsula Energy Development Organization (“KEDO”) was chartered in March 1995 as the international consortium stipulated by the Agreed Framework and signed

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

an agreement with North Korea in December 1995 to supply the light water reactors. Kumho, North Korea was selected as the site for such light water reactors and KEDO designated the Company as its prime contractor to build two units of pressurized light water reactors with a total capacity of 2,000 megawatts. The Company entered into a fixed price turnkey contract with KEDO, which became effective on February 3, 2000. The contract amount was US$4,182 million subject to adjustment to cover any changes in the price level.

In November 2002, amid suspicions that North Korea was engaged in an undeclared program to enrich uranium, KEDO suspended the supply of heavy fuel oil to North Korea, which was part of the Agreed Framework. Subsequently, North Korea withdrew from the Treaty on the Non-Proliferation of Nuclear Weapons in January 2003 and resumed operations at the Yongbyon facility, a nuclear facility whose operations had been frozen under the Agreed Framework. Several diplomatic initiatives were taken to resolve these issues to no avail.

In December 2003, asserting that North Korea had not met the conditions required for the continuation of the project, KEDO suspended the construction of the project for one year, which was subsequently extended to November 30, 2005. However, the Company continued to perform maintenance for the project during 2004 and 2005. In December 2005, KEDO sent a delegation to North Korea to discuss the issues regarding the project’s termination and demobilization. During the meeting, North Korea requested KEDO to withdraw all of its personnel. On January 8, 2006, KEDO completed the withdrawal of all workers from the project site.

The Executive Board of KEDO decided to terminate the light water reactor project as of May 31, 2006. KEDO notified the Company of the termination of the project and the related turnkey contract between KEDO and the Company. On December 12, 2006, the Company entered into the Termination Agreement (“TA”) with KEDO.

Pursuant to the terms of the TA, the Company accepts substantially all rights and obligations related to the light water reactor supplements outside of North Korea, from KEDO. In exchange, the Company waives the right to claim any expenses incurred and any probable claims by subcontractors to KEDO. As of June 30, 2007, the Company offset the existing accounts receivables from KEDO, which it surrendered according to the “TA”, against advance received. As a result, the Company recorded in other non-current assets the estimated fair value of assets received amounting to (Won)94,088 million for which the proceeds from disposal will be applied to existing and future obligations which was also offset existing advance received recorded in current and non-current liabilities. In addition, the Company recorded in other long-term liabilities estimated claims currently reasonably estimable to coordinated contractors amounting to (Won)20,647 million. Final settlement of ultimate gains or losses from the project is contingent upon full disposal of related assets and settlement of obligations.

(f)	The Company entered into a Power Purchase Agreement with GS EPS Co., Ltd. and other independent powe0r producers for power purchases in accordance with the Electricity Business Act. These purchase agreements require the Company to purchase minimum amounts which the Company has historically exceeded. The power purchased under these agreements amounted to (Won)692,977 million and (Won)665,004 million for the years ended June 30, 2006 and 2007 respectively. In relation to the power purchases, the Company entered into long-term purchase contracts with various suppliers and the terms of these contracts can be summarized as follows:

Generation type	Contract expiration term
Combined cycle unit	2018~2025
Hydroelectric units	2009~2032
Small hydroelectric and other units	2007~2019

Under these contracts, purchase quantities are not fixed, and purchase prices are annually reset based on certain formula for each generation type.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(g)	The Company has contracted Doosan Industrial Co., Ltd. and others amounting to W3,956,695 million, US$40,950 thousand and JPY17,792,100 thousand in the aggregate as of June 30, 2007, for construction of power plant facilities and facility maintenance

(h)	The Company has bituminous coal, anthracite Coal, oil and LNG purchase contracts with domestic and foreign suppliers including Korea Gas Corporation (a related party) as of June 30, 2007. Under these contracts, the Company must purchase an annual quantity of coal. The purchase price is determined based on market prices. In relation to coal imports, the Company entered into long-term transportation contracts with Hanjin Shipping Co., Ltd. and others as of June 30, 2007.

Fuel type	Contract expiration Term	Quantity
Bituminous Coal	2007~2013	41,845 thousand ton/year
Anthracite Coal	2007	Set by government
Oil	2007	1,941 thousand kl/year
LNG	2026	Mutual agreement

(i)	During 2001, the Company voluntarily suspended operations of the Gangneung hydroelectric generating plant to improve the quality of water used in generating electricity. The expenses related to the suspension of operations, including depreciation on the utility plant during 2007 and 2006 amounting to (Won)1,718 million and (Won)3,569 million, respectively, were charged to other expenses. In December 2005, a hearing was held by government officials, and attended by representatives of the Company, Gangneung residents and Korea Environment Institute (KEI). At the hearing, the Korean government ordered the conditional suspension of operations based on the KEI findings on the environmental effect of Gangneung hydroelectric generating plant. As of June 30, 2007, Gangneung hydroelectric generating plant is still under conditional suspension of operations based on the KEI findings. The Company will be able to utilize this plant in the future provided that the quality of the water improves and the residents of Gangneung consent to operations. Moreover, Korea South-East Power Co., Ltd., a subsidiary of KEPCO, has recognized provisions for litigations regarding losses on fishery rights related to Samchonpo Thermal Power Site Division amounting to (Won) 16,570 million which was reasonably estimated based upon practices of other companies in the same industry.

(j)	In April 2005, Korea Midland Power Co., Ltd. invested in Gangwon wind power corporation amounting to (Won) 5,679 million (15% of interest) to participate in renewable energy industry. Gangwon wind power corporation entered into the loan contract for financing construction costs. The Company has agreed to pay construction costs incurred in excess of estimated costs up to (Won)1,203 million. Also, investments in Gangwon wind power (book value of (Won) 5,725 million) are restricted as collateral with Industrial Bank of Korea and BNP PARIBAS.

(k)	The Company provides performance guarantees related to the operation of the Lebanon power generation plant amounting to US$17,113 thousand to the Lebanon Electricity Agency.

(l)	In May 2006, the international consortium, which Korea Midland Power Co., Ltd. participated in, acts as the preferred contractor for the Cirebon private power generation industry, as ordered by Indonesia PLN. A power purchase agreement is being negotiated and summary of the agreement is as follows.

Name of Business	Construction and operation of Indonesia Cirebon thermal power generation
Plant Capacity	660MW * 1 Plant
Total Construction Fee	US$736,000 thousand
Construction Period	3 years from completion of resources supply

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

KEPCO is currently providing payment guarantee amounting to US $ 825 thousand for the above project as of June 30, 2007. Immediately after the PPA is signed, PT. Cirebon Electric Power, the Indonesian local corporation, is expected to pay performance guarantee equivalent to IDF 45 billion to PLN Indonesia. Korea Midland Power Co., Ltd. is expected to provide backup guarantee amounting to IDF 1.23 billion (equivalent to the equity ratio of 27.5%) to Mizho Bank, Indonesia.

(29)	Segment Information

(a)	The following table provides information for each operating segment for the six-month periods ended June 30, 2006 and 2007

	Won (million)
	2006
	Electric business			Consolidation
	Transmission & distribution		Power generation	All other	adjustment	Consolidated
Unaffiliated revenues	(Won)	12,725,185	110,160	161,147	—	12,996,492
Intersegment revenues		127,693	9,329,835	507,348	(9,964,876)	—

Total revenues		12,852,878	9,439,995	668,495	(9,964,876)	12,996,492

Cost of goods sold		(12,320,198)	(7,826,693)	(511,052)	9,899,284	(10,758,659)
Selling and administrative expenses		(554,115)	(116,295)	(63,041)	1,120	(732,331)

Operating income		(21,435)	1,497,007	94,402	(64,472)	1,505,502

Interest income		6,360	50,342	14,255	(4,402)	66,555
Interest expense		(273,773)	(74,641)	(16,147)	4,390	(360,171)
Gain on valuation using the equity method of accounting		1,094,938	—	292	(1,030,257)	64,973
Other income, net		202,773	(5,225)	10,574	(25,403)	182,719

Earnings before income tax		1,008,863	1,467,483	103,376	(1,120,144)	1,459,578
Income tax expense		(117,357)	(403,849)	(17,334)	29,300	(509,240)

Segment earning before minority interests	(Won)	891,506	1,063,634	86,042	(1,090,844)	950,338

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

	Won (million)
	2007
	Electric business
	Transmission & distribution		Power generation	Consolidation
				All other	adjustment	Consolidated
Unaffiliated revenues	(Won)	13,529,525	60,009	153,494	—	13,743,028
Intersegment revenues		148,523	9,867,513	631,446	(10,598,429)	49,053

Total revenues		13,678,048	9,927,522	784,940	(10,598,429)	13,792,081

Cost of goods sold		(13,089,748)	(8,302,954)	(585,486)	10,06,816	(11,471,372)
Selling and administrative expenses		(525,116)	(128,205)	(71,191)	23,251	(701,261)

Operating income		63,184	1,496,363	128,263	(68,362)	1,619,448

Interest income		39,892	62,519	20,470	(34,356)	88,525
Interest expense		(280,554)	(85,260)	(14,104)	34,356	(345,562)
Gain on valuation using the equity method of accounting		1,159,317	—	2,287	(1,080,035)	81,569
Other income, net		242,103	(48,085)	47,726	(172,089)	69,655

Earnings before income tax		1,223,942	1,425,537	184,642	(1,320,486)	1,513,635
Income tax expense		(183,122)	(388,622)	(29,827)	21,079	(580,492)

Segment earning before minority interests	(Won)	1,040,820	1,036,916	154,814	(1,299,407)	933,143

(b)	The following table provides asset information for each operating segments as of December 31, 2006 and June 30, 2007.

	Won (million)
	Electric business
	Transmission & distribution		Power generation	Consolidation
				All other	adjustment	Consolidated
December 31, 2006
Utility and non-utility plant	(Won)	31,551,355	33,111,999	876,216	(272,641)	65,266,929
Total assets		63,536,201	41,549,746	2,493,416	(30,143,877)	77,435,486

June 30, 2007
Utility and non-utility plant	(Won)	30,359,729	33,655,093	871,621	1,250,588	66,137,031
Total assets		64,192,756	43,906,163	2,497,841	(32,147,667)	78,449,093

(30)	Employee Welfare and Contributions to Society

For employee welfare, the Company maintains a refectory, an infirmary, athletic facilities, a scholarship fund, workmen’s accident compensation insurance, unemployment insurance and medical insurance.

The Company donated (Won)8,637 million and (Won)61,191 million to the fund for the welfare of the Company’s employees and others for the six-month periods ended June 30, 2006 and 2007, respectively.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(31)	Reconciliation to United States Generally Accepted Accounting Principles

The accompanying consolidated financial statements are prepared in accordance with Korean GAAP which differs in certain respects from U.S. generally accepted accounting principles (“U.S. GAAP”). The significant differences between Korean GAAP and U.S. GAAP that affect the Company’s consolidated financial statements are described below.

(a)	Revenue Recognition

The Company reads meters and bills customers on a cycle bases. The Company does not accrue revenue for power sold to customers between the meter-reading date and balance sheet date but records the revenue in the subsequent period. Under Korean GAAP, such practice is consistent with the Accounting Regulations for Government Invested Enterprises, which have been approved by the Korean GAAP. However under U.S GAAP beginning in 2006, the Company recognizes unbilled revenue representing the sale of power between the cycle meter-reading date and the balance sheet date. Prior to 2006, the Company did not recognized any difference for amounts recognized under Korean GAAP, and had concluded that such prior year uncorrected differences were quantitatively and qualitatively immaterial to the Company’s prior year consolidated financial statements using the income statement approach.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires the use of the “dual approach” (both an income statement approach and a balance sheet approach) when evaluating whether an error is material to an entity’s financial statements, based on all relevant quantitative and qualitative factors. The SEC issued SAB 108 to address what the SEC identified as diversity in practice whereby entities were using either an income statement approach or a balance sheet approach, but not both.

Effective December 31, 2006, the Company adopted SAB 108 and recorded the effects of prior year uncorrected differences which arose prior to January 1, 2006 in accordance with the “dual approach” set forth in SAB 108. The impact of SAB 108 adoption at December 31, 2006 to the beginning retained earnings is shown below.

	Korean Won (In millions)
	Accounts receivable		Deferred tax liabilities		Unappropriated retained earnings
Balance as of December 31, 2005, as reported	(Won)	2,162,747	(Won)	1,402,759	(Won)	27,365,456
Cumulated effect adjustment for adoption of SAB 108		943,818		(259,550)		684,268
Balance as of January 1, 2006, as adjusted	(Won)	3,106,565	(Won)	1,143,209	(Won)	28,049,724

Translation into U.S. dollars (Note 2) (In thousand)		$3,339,868		$1,229,257		$30,160,993

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(b)	Asset Revaluation and Depreciation

Under Korean GAAP, property, plant and equipment are stated at cost, except for those assets that are stated at their appraised values in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. In connection with an asset revaluation, a new basis for the property, plant and equipment was established. Asset revaluations are not permitted after January 1, 2001.

Under U.S. GAAP, property, plant and equipment must be stated at cost less accumulated depreciation and impairment. The revaluation of property, plant and equipment and the resulting depreciation of revalued amounts are not included in consolidated financial statements prepared in accordance with U.S. GAAP. When revalued assets are sold, revaluation surplus related to those assets under Korean GAAP would be reflected in income as additional gain on the sale of property, plant and equipment under U.S. GAAP.

c)	Special Depreciation

Under Korean GAAP, special depreciation allowed prior to 1994, which represents accelerated depreciation of certain facilities and equipment acquired for energy saving and anti-pollution purposes, is not recognized under U.S. GAAP. The U.S. GAAP reconciliation reflects the adjustment of special depreciation to the Company’s normal depreciation method, based on the economic useful life of the asset.

(d)	Accounting for Regulation

US GAAP, pursuant to Statements of Financial Accounting Standards (“SFAS”) No. 71 “Accounting for the Effects of Certain Types of Regulation” differs in certain respects from the application of U.S. GAAP by non-regulated businesses. As a result, a regulated utility is required to defer the recognition of costs (a regulatory asset) or recognize obligations (a regulatory liability) if it is probable that, through the rate-making process, there will be a corresponding increase or decrease in future utility rates.

The Government of the Republic of Korea approves the rates that the Company charges to its customers. The Company’s utility rates are designed to recover its reasonable costs plus a fair investment return. However, as discussed in Note 1(a), on April 2, 2001, six power generation subsidiaries were established in accordance with the Restructuring Plan. Since the power generation subsidiaries’ rates are determined by a competitive system in the market, they no longer meet the criteria for application of SFAS No. 71. Accordingly, since 2001, only the Company’s power transmission and distribution divisions have been subject to the criteria for the application of SFAS No. 71.

The Company recognizes a regulatory liability or regulatory asset in the consolidated financial statements by a charge or credit to operations to match revenues and expenses under the regulations for the establishment of utility rates. These assets or liabilities relate to the adjustments for capitalized foreign currency translation, reserve for self-insurance and deferred income taxes.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(d)	Accounting for Regulation, Continued

The following table shows the components of regulated assets and liabilities as of December 31, 2006 and June 30 2007.

	Korean Won			Translation into U.S. Dollars (Note 2) 2007
	2006		2007
	(In millions)			(In thousands)
Capitalized foreign currency translation	(Won)	725,671	694,715	$752,997
Reserve for self-insurance		(103,942)	(103,298)	(111,964)
Deferred income taxes (*)		(1,350,934)	(1,320,532)	(1,431,316)

	(Won)	(729,205)	(729,115)	$(790,283)

(*)	In June 2001, the Ministry of Commerce, Industry and Energy announced the revised guidelines for utility rate setting, stating that non-operating expenses should be excluded from reasonable costs while income tax expense (including deferred income taxes), instead of income tax payables, should be included for rate-making purposes. As a result of this guideline change and the deregulation of the power generation subsidiaries, only the Company’s deferred income taxes caused by the difference between Korean GAAP and U.S. GAAP are subject to SFAS No. 71, to the extent that tax benefits or obligation will affect future allowable costs for rate making purpose.

The regulated assets resulting from capitalized foreign currency translation are anticipated to be recovered over the weighted-averaged useful life of property, plant and equipment.

Regulatory assets and liabilities are established based on the current regulations and rate-making process. Accordingly, these assets and liabilities may be significantly changed due to the potential future deregulation or changes in the rate-making process.

(e)	Reversal of Eliminated Profit on Transactions with Subsidiaries and Affiliated Companies

Under Korean GAAP, the Company’s share of the profit on transactions between the Company and its affiliated companies is eliminated in the preparation of the consolidated financial statements. The elimination is restricted to certain transactions prior to the corporate split of KEPCO’s power generation subsidiaries in 2001. No elimination of such profit is required in accordance with U.S. GAAP for regulated enterprises, where the sales prices are reasonable and it is probable that, through the rate making process, future revenues approximately equal to the sales price will result from the Company’s use of the utility plant. The Company meets both of these criteria, and no elimination of profit is necessary for reporting under U.S. GAAP.

(f)	Foreign Currency Translation

As discussed in Note 1(c), under Korean GAAP, the Company capitalizes certain foreign exchange transaction and translation gains and losses on borrowings associated with certain qualified assets during the construction period.

Under U.S. GAAP, all foreign exchange transaction gains and losses (referred to as either transaction or translation gains (losses) under Korean GAAP) should be included in the results of operations for the current period. Accordingly, the amounts of foreign exchange transaction and translation gains and losses included in property, plant and equipment under Korean GAAP were reversed into results of operations for the current period under U.S. GAAP.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(f)	Foreign Currency Translation, Continued;

Under Korean GAAP, convertible bonds denominated in foreign currency are regarded as non-monetary liabilities since they have equity-like characteristics, so the Company does not recognize the associated foreign currency translation gain or loss.

Under U.S. GAAP, convertible bonds denominated in foreign currency are translated at exchange rates as of the balance sheet date, and the resulting foreign currency transaction gain or loss is included in the results of operations.

(g)	Deferred Income Taxes

Under Korean GAAP, prior to January 1, 2005, deferred taxes were not recognized for temporary differences related to the conversion right of the convertible bond issued, unrealized gains and losses on investment securities, equity gains and losses on affiliates and unrealized gains and losses on derivatives considered to be cash flow hedges that were reported as a separate component of stockholders’ equity.

Effective January 1, 2005, the Company adopted SKAS No. 16 “Income Taxes.” In accordance with this standard, deferred taxes are recognized on the temporary differences related to the conversion right of the convertible bond issued, unrealized gains and losses on investment securities, equity gains and losses on affiliates and unrealized gains and losses on derivatives considered to be cash flow hedges and are reported as a separate component of stockholders’ equity (capital adjustment) until January 1, 2007 when the Company adopted SKAS No. 21 “Presentation of Financial Statements” which requires to present the temporary differences related to the conversion right of the convertible bond issued, unrealized gains and losses on investment securities, equity gains and losses on affiliates and unrealized gains and losses on derivatives considered to be cash flow hedges and are reported as a component of accumulated other comprehensive income, net of applicable taxes.

Under U.S. GAAP, deferred taxes are recognized on the temporary differences related to unrealized holding gains and losses on available-for-sale securities and unrealized gains and losses on derivatives considered to be cash flow hedges and are included in equity as a component of accumulated other comprehensive income, net of applicable taxes.

(h)	Liabilities for Decommissioning Costs

Prior to 2003

Under Korean GAAP, prior to January 1, 2003, the Company accrued for estimated decommissioning costs of nuclear facilities based on engineering studies and the expected decommissioning dates of the nuclear power plant. Annual additions to the reserve were in amounts such that the expected costs would be fully accrued for at the estimated dates of decommissioning on a straight-line basis.

Under U.S GAAP, prior to January 1, 2003, accounting for liabilities for decommissioning costs was substantially the same as Korean GAAP.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(h)	Liabilities for Decommissioning Costs, Continued

2003

Under Korean GAAP, effective January 1, 2003, the Company adopted SKAS No. 5 “Tangible Assets.” Under this standard, the Company would record the fair value of the liabilities for the decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with the retirement of tangible long-lived assets. However, this standard was only applicable to new plants (with an associated asset retirement liability) put into service after January 1, 2003. For plant’s put into service before January 1, 2003, SKAS No.5 did not apply and the previous Korean GAAP (as described above) was required. Since the Company did not place into service any assets with liabilities for decommissioning costs during 2003, SKAS No.5 had no impact on the 2003 consolidated financial statements.

Under U.S. GAAP, effective January 1, 2003, the Company adopted Statement of Financial Accounting Standard ( “SFAS”) No. 143 “Accounting for Asset Retirement Costs.” Under SFAS No. 143, the Company is required to recognize an estimated liability for legal obligations associated with the retirement of tangible long-lived assets. The Company measures the liability at fair value when incurred and capitalizes a corresponding amount as part of the book value of the related long-lived assets. The increase in the capitalized cost is included in determining depreciation expense over the estimated useful life of these assets. Since the fair value of the liabilities for decommissioning costs is determined using a present value approach, accretion of the liability due to the passage of time is recognized each period as expense until the settlement of the liability. SFAS No. 143 applies to all existing long-lived assets including those acquired before January 1, 2003. As a result of the adoption of SFAS No. 143, the Company recognized a pre-tax gain as a cumulative effect of accounting change of W1,775,306 million on January 1, 2003. In addition, for the year ended December 31, 2003, the Company recorded accretion expense and depreciation expense under U.S. GAAP while reversing the provision for decommissioning costs recorded under Korean GAAP.

2004 and thereafter

In October 2004, Korea Accounting Standard Board issued Statement of Korea Accounting Standards (“SKAS”) No. 17 “Provisions and Contingent Liabilities & Assets.” In January 2005, the Company decided to early adopt SKAS No. 17. Under this standard, the Company retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows (also based on engineering studies and the expected decommissioning dates) to settle the liabilities for decommissioning costs and the same amount was recognized as an utility asset. Under SKAS No. 17, the discount rate was set at the date of adoption and should be applied in all future periods. In addition, any new plants would use the discount rate in effect at the time of its commencement. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. In addition, as required by SKAS No. 17, the cumulative effect of a change in accounting included any changes in estimate that took place during 2004. Due to the adoption of this standard, the Company re-measured the liability for decommissioning costs as of January 1, 2004 and reflected the cumulative effect of a change in accounting up to prior year into current year retained earnings.

Under U.S. GAAP, the Company continued to apply SFAS No. 143 during 2004 and thereafter.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(h)	Liabilities for Decommissioning Costs, Continued

Since the adoption of SKAS No. 17 and up to date, Korean GAAP and U.S. GAAP for recording the liabilities for decommissioning costs are substantially the same except for the following:

•

Under U.S. GAAP, the discount rate for existing decommissioning liabilities was set when the Company adopted SFAS No. 143 (6.49% as of January 1, 2003). Under Korean GAAP, the discount rate for existing decommissioning liabilities was set when the Company adopted SKAS No. 17 (4.36% as of December 2004).

•

Under U.S. GAAP, any changes that result in upward revisions to the undiscounted estimated cash flows shall be treated as a new liability and discounted at the then current discount rate. Any downward revisions to the undiscounted estimated cash flows will result in a reduction of the liability for decommissioning costs and shall be reduced from the recorded discounted liability at the rate that was used at the time the obligation was originally recorded. Under Korean GAAP, regardless of upward or downward revisions to the undiscounted estimated cash flows, the historical discount rate will be applied in all future periods.

•

Under U.S. GAAP, revisions to either the timing or the amount of the original estimate of the undiscounted cash flows is reflected within current year accretion expense or adjustment to the asset retirement cost as a change in estimate. Under Korean GAAP, as required by SKAS No. 17, the cumulative effect of a change in accounting included any changes in estimate that took place during 2004. Accordingly, the 2004 accretion expense under Korean GAAP does not include the change in estimate impact that is recorded within accretion expense under U.S. GAAP.

•

Under U.S GAAP, we recognized the obligation to pay W300,000 million to the City of Gyeongju as part of the right to build our repository site as an asset retirement cost in accordance with SFAS No. 143. Such amount is amortized using the units-of-production amortization method. Under Korean GAAP, we recognized this obligation as an intangible asset and other long-term liabilities. Such intangible assets are amortized upon completion of the repository site using the units-of-production method over the estimated useful life.

As explained in Note 18, under Korean GAAP, the Company has accrued (Won)7,849,745 million for the cost of dismantling and decontaminating existing nuclear power plants as of June 30, 2007. Under U.S. GAAP, the Company has accrued (Won)5,588,599 million for the cost of dismantling and decontaminating existing nuclear power plants as of June 30, 2007. Substantially all of the difference between the U.S. GAAP liability and the Korean GAAP liability of (Won)2,261,146 million at June 30, 2007 is due to the impact of the discount rate described above

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(h)	Liabilities for Decommissioning Costs, Continued

Adjustments to capitalized asset retirement costs and liabilities for decommissioning costs recognized under Korean GAAP made in order to arrive at amounts recognized under U.S. GAAP as of December 31, 2006 and June 30 2007, are as follows:

	Korean Won			Translation into U.S. Dollars (Note 2) 2007
	2006		2007
	(In millions)			(In thousands)
Capitalized asset retirement costs, net of accumulated depreciation	(Won)	(951,998)	(926,717)	$(1,004,462)
Liabilities for decommissioning costs		2,246,473	2,261,147	2,450,842

	(Won)	1,294,475	1,334,430	$1,,446,380

Details of the Company’s capitalized asset retirement costs as of December 31, 2006 and June 30, 2007 under U.S. GAAP are as follows:

	Korean Won			Translation into U.S. Dollars (Note 2) 2007
	2006		2007
	(In millions)			(In thousands)
Capitalized asset retirement costs	(Won)	1,395,875	1,499,581	$1,625,386
Less accumulated depreciation		(691,037)	(776,526)	(841,671)

	(Won)	704,838	723,055	$783,715

A reconciliation of the Company’s liabilities for decommissioning costs for the six-month periods ended June 30, 2007 under U.S. GAAP is as follows:

	Korean Won		Translation into U.S. Dollars (Note 2) 2007
	2007
	(In millions)		(In thousands)
January 1, 2007	(Won)	5,286,452	$5,729,950
Liabilities incurred		144,686	156,824
Revision to estimate		—	—
Accretion expense		160,092	175,523
Payments		(2,631)	(2,852)

June 30, 2007	(Won)	5,588,599	$6,057,445

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(h)	Liabilities for Decommissioning Costs, Continued

In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset, Retirement Obligations—an interpretation of FASB Statement No. 143, Accounting for Asset Retirement Obligations.” FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. This interpretation is effective for fiscal years ending after December 15, 2005. This interpretation did not have any impact on the Company’s consolidated financial position or results of operations.

Under US GAAP, the Company also has asset retirement obligations related to certain transmission and distribution assets, such as transmission towers. The Company currently does not have sufficient information to estimate a reasonable range of expected retirement dates for any of these assets. Therefore, asset retirement costs for these assets have not been reflected in the consolidated financial statements. The Company will record this obligation when sufficient information becomes available to determine a reasonable estimate of the fair value of the activities to be performed.

(i)	Convertible Bonds

Under Korean GAAP, the value of conversion rights are recognized as capital surplus. Also, the convertible bonds are not subject to foreign currency translation because convertible bonds were regarded as non-monetary foreign currency liabilities.

Under U.S. GAAP, per SFAS No. 133, unless a conversion right would be considered an embedded derivative instrument requiring bifurcation, no portion of the proceeds from the issuance of the convertible debt securities shall be attributed to the conversion feature. We have determined that the conversion feature embedded in our convertible debt should not be bifurcated. Also, the convertible bonds are subject to foreign currency translation because convertible bonds were regarded as monetary foreign currency liabilities.

(j)	Principles of Consolidation

Under Korean GAAP, minority interests in consolidated subsidiaries are presented as a component of stockholders’ equity in the consolidated balance sheet.

Under U.S. GAAP, minority interests are presented outside of the stockholders’ equity section in the consolidated balance sheet.

(k)	Reserve for Self-insurance

Under Korean GAAP, in accordance with the Accounting Regulations for Government Invested Enterprises, the Company provides a self-insurance reserve for loss from accident and liability to third parties that may arise in connection with the Company’s non-insured facilities. The self-insurance reserve is recorded until the amount meets a certain percentage of non-insured buildings and machinery.

U.S. GAAP considers loss from accidents and liability to third parties to be a contingency that is only provided for when a liability has been incurred. Contingent losses for self-insurance are generally recognized as a liability (undiscounted) when probable and reasonably estimable.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(l)	Right to Use Future Radioactive Wastes Repository Sites

As described in note 4, the Company is obligated to pay (Won)300,000 million to the region as part of the right to build its repository site. Under Korean GAAP, the Company recognized this obligation as an intangible asset and other long-term liabilities as of December 31, 2005 and subsequently paid the amount in 2006. Such intangible assets are amortized upon completion of the repository site using the units-of-production method over the estimated useful life.

Under U.S. GAAP, the Company should recognize the obligation as an asset retirement cost in accordance with SFAS No. 143. Such amount is amortized using the units-of-production amortization method.

(m)	Comprehensive Income

Under U.S. GAAP, comprehensive income and its components (revenues, expenses, gains and losses) for each period should be presented in accordance with SFAS No.130 “Reporting Comprehensive Income” while such information was not required under Korean GAAP until January 1, 2007 when SFAS 21 “Presentation of Financial Statements” became effective for the Company. Comprehensive income for the six-month periods ended June 30, 2006 and 2007 is summarized as follows:

	Korean Won		Translation into U.S. Dollars (Note 2) 2007
	2006	2007
	(In millions)		(In thousands)
Net income as adjusted in accordance with U.S. GAAP	1,178,548	1,061,199	$1,150,277
Other comprehensive income, net of tax:
Overseas operations translation	5,639	(9,650)	(10,460)
Unrealized gains (losses) on investments	1,613	8,667	9,394
Unrealized gains (losses) on cash flow hedges	(33,766)	30,602	33,169

Comprehensive income as adjusted in Accordance with U.S. GAAP	1,152,034	1,090,818	$1,182,330

Accumulated other comprehensive balances, net of tax:
Overseas operations translation	(61,113)	(70,763)	(76,700)
Unrealized losses on investments	119,530	128,197	138.952
Deferred gains (losses) on cash flow hedges	(31,375)	(773)	(838)

	27,042	56,661	$61,414

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(n)	Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of significant financial instruments in which it is practicable to estimate that value:

(i)	Cash and cash equivalents, short term financial instruments, trade receivables, short-term borrowings, and trade payables: The carrying amount approximates fair value because of its nature or relatively short maturity.

(ii)	Investments: The fair value of investments with marketability is estimated based on quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, it was not practicable to estimate the fair value of investments in unlisted companies.

(iii)	Long-term debt: The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities.

The carrying amounts and estimated fair values of the Company’s financial instruments as of December 31, 2006 and June 30, 2007 are summarized as follows (Korean Won in millions):

	2006				2007
	Carrying Amount		Fair value		Carrying Amount		Fair value
Cash and cash equivalents	(Won)	1,845,892	(Won)	1,845,892	(Won)	798,025	(Won)	798,025
Short-term financial instruments		1,163,613		1,163,613		1,520,333		1,520,333
Trade receivables and account receivables-other		1,756,020		2,756,021		2,490,600		2,490,600
Investments:
Practicable to estimate fair value		44,461		44,461		41,696		41,696
Not practicable		157,666		N/A		163,181		N/A
Short-term borrowings		(476,720)		(476,720)		(558,136)		(558,136)
Trade payables and accounts payable-other		(2,046,759)		(2,046,759)		(1,584,146)		(1,584,146)
Long-term debt, including current portion		(19,648,794)		(18,962,065)		(20,075,763)		(20,075,763)
Currency and interest swaps, net		223,188		223,188		193,537		193,537

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(o)	Effect on Net Income and Stockholders’ Equity

The effects of the significant adjustments to net income for the six-month period ended June 30, 2006 and June 30, 2007 and stockholders’ equity for the six-month period ended June 30, 2007 and for the year ended December 31, 2006 that are required if U.S. GAAP were applied instead of Korean GAAP are summarized as follows:

	Korean Won		Translation into U.S.dollars (Note 2) 2007
	2006	2007
	(In millions)		(In thousands)
NET INCOME UNDER KOREAN GAAP	938,536	916,070	$992,922
ADJUSTMENTS:
OPERATING INCOME
Asset revaluation (note 33(b))	335,524	208,892	226,417
Special depreciation (note 33(c))	(2,791)	(2,664)	(2,887)
Regulated operations (note 33(d))	35,219	90	98
Capitalized foreign currency translation (note 33(f))	81,767	72,989	79,112
Reversal of eliminated profit on transactions with subsidiaries and affiliates (note 33(e))	(7,783)	(4,725)	(5,121)
Liabilities for decommissioning costs (note 33(h))	48,081	39,950	43,302
Classification differences in the consolidated statement of income	(10,292)	(51,689)	(56,025)
Reserve for self-insurance (note 33(k))	—	—	—
Revenue Recognition (note 33(a)) (*)	(192,954)	(148,843)	(161,330)
OTHER INCOME (EXPENSES)
Asset revaluation (note 33(b))	9,986	7,219	7,825
Capitalized foreign currency translation (note 33(f))	19,716	4,731	5,128
Reserve for self-insurance	(895)	(644)	(698)
Convertible bonds (note 33(i))	4,034	20,876	22,627
Classification differences in the consolidated statement of income	10,292	51,689	56,025
INCOME TAX EXPENSES Deferred income taxes (**)	(89,901)	(52,742)	(57,167)

NET INCOME UNDER U.S. GAAP	1,178,548	1,061,199	$1,150,228

(*)	2006 amount includes the effect of adoption of SAB 108.
(**)	Deferred income tax represents the tax effect of the GAAP adjustments described above.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(o)	Effect on Net Income and Stockholders’ Equity, Continued

	Korean Won			Translation into U.S. dollars (Note 2) 2006
	2006		2007
	(In millions)			(In thousands)
STOCKHOLDERS’ EQUITY UNDER KOREAN GAAP	(Won)	43,235,487	43,555,569	$47,209,591
ADJUSTMENTS:
Current Asset
Account Receivables		943,330	794,487	861,139
Revenue Recognition (note 33 (a)) (*)
UTILITY PLANT
Asset revaluation (note 33(b))		(7,096,916)	(6,888,023)	(7,465,882)
Capitalized asset retirement cost (note 33(h))		(951,998)	(926,717)	(1,004,462)
Special depreciation (note 33(c))		8,104	5,440	5,896
Capitalized foreign currency translation (note 33(f))		(1,334,267)	(1,257,923)	(1,363,454)
Reversal of eliminated profit on transactions with subsidiaries and affiliates (note 33(e))		117,010	112,285	121,705
INVESTMENT SECURITIES
Asset revaluation (note 33(b))		(62,133)	(54,914)	(59,521)
DEFERRED INCOME TAXES		1,649,469	1,596,727	1,730,682
LIABILITIES
Liabilities for decommissioning costs (note 33(h))		2,246,473	2,261,147	2,450,842
Regulated operation (note 33(d))		(729,205)	(729,115)	(790,283)
Reserve for self-insurance (note 33(k))		103,942	103,298	111,964
Convertible bonds (note 33(i))		(66,879)	(50,518)	(54,756)
MINORITY INTERESTS (note 33(j))		(150,740)	(154,028)	(166,950)

STOCKHOLDERS’ EQUITY UNDER U.S. GAAP	(Won)	37,911,677	38,367,715	$41,586,511

(*)	2006 amount includes the effect of adoption of SAB 108.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(o)	Effect on Net Income and Stockholders’ Equity, Continued

The reconciliation of operating income from Korean GAAP to U.S. GAAP for the six-month periods ended June 30, 2006 and 2007 is as follows:

	Korean Won				Translation into U.S. dollars (Note 2) 2007
	2006		2007
	(In millions)				(In thousands)
Operating income under Korean GAAP	1,505,502		1,619,448		$1,755,309
Asset revaluation	335,524		208,892		226,417
Special depreciation	(2,791)		(2,664)		(2,887)
Regulated operation	35,219		90		98
Capitalized foreign currency translation	81,767		72,989		79,112
Reversal of eliminated profit on transactions with subsidiaries and affiliates	(7,783)		(4,725)		(5,121)
Asset retirement obligation	48,081		39,950		43,302
Reserve for self-insurance	—		—		—
Revenue Recognition Classification differences in the consolidated statements of income	(192,945 (10,292	) )	(148,843 (51,689	) )	(161,330 (56,025	) )

Operating income under U.S. GAAP	1,792,282		1,733,448		$1,878,875

The reconciliation of total assets from Korean GAAP to U.S. GAAP at December 31, 2006 and June 30, 2007 is as follows:

	Korean Won			Translation into U.S. dollars (Note 2) 2006
	2006		2007
	(In millions)			(In thousands)
Total assets under Korean GAAP	(Won)	77,435,486	78,449,084	$85,030,440
Adjustments:
Account Receivables		943,330	794,487	861,139
Utility Plant		(9,258,067)	(8,954,938)	(9,706,198)
Investment securities:
Asset revaluation		(62,133)	(54,914)	(59,521)
Deferred income taxes		1,649,469	1,596,727	1,730,682

Total assets under U.S. GAAP	(Won)	70,708,085	71,830,446	$77,856,542

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(o)	Effect on Net Income and Stockholders’ Equity, Continued

The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2006 and June 30, 2007, computed under U.S. GAAP, and the description of the financial statement items that created these differences are as follows:

	Korean Won			Translation into U.S. dollars (Note 2) 2007
	2006		2007
	(In millions)			(In thousands)
Deferred tax assets:
Asset revaluation	(Won)	1,742,010	1,682,632	$1,823,794
Convertible bond		18,392	13,892	15,057
Regulated operation		200,531	200,507	217,328
Capitalized foreign currency translation		366,923	345,929	374,950
Decommissioning costs		2,083,294	2,179,663	2,362,522
Others		158,064	—	—

Total deferred tax assets		4,569,214	4,422,623	4,793,651

Deferred tax liabilities:
Special depreciation		(2,229)	(1,496)	(1,622)
Asset retirement obligation, net		(355,981)	(366,968)	(397,754)
Investment in social overhead capital		(184,789)	(159,297)	(172,661)
Reserve for self insurance		(28,584)	(28,407)	(30,790)
Investment in subsidiaries and affiliates		(2,406,042)	(2,406,043)	(2,607,894)
Revenue Recognition		(259,416)	(218,484)	(236,813)
Others		—	(13,590)	(14,730)

Total deferred tax liabilities		(3,237,041)	(3,194,285)	(3,462,264)

Net deferred tax asset under U.S. GAAP	(Won)	1,332,173	1,228,338	$1,331,387

Deferred tax liabilities under Korean GAAP		317,296	368,389	399,294

Total U.S. GAAP adjustments related to deferred income taxes	(Won)	1,649,469	1,596,727	$1,730,682

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(o)	Effect on Net Income and Stockholders’ Equity, Continued

Basic earning per share (EPS) excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Earnings per share for the six-month periods ended June 30, 2006 and 2007 under U.S. GAAP are as follows:

	Korean Won		Translation into U.S. dollars (Note 2) 2007
	2006	2007
	(In millions, except per share data)		(In thousands, except per share data)
Net income under U.S. GAAP (a)	1,178,548	1,061,199	1,150,227
Effect of dilutive Securities	(3,092)	9,898	10,728

Adjusted net income (b)	1,175,456	1,071,097	1,160,955

Weighted-average shares (c)	635,289,794	621,417,135	621,417,135
Effect dilutive securities	3,489,117	18,941,911	18,941,911

Adjusted weighted average shares (d)	638,778,911	640,365,046	640,365,046

Basic earnings per share under U.S. GAAP (a)/(c)	1,855	1,708	$1.85

Diluted earnings per share under U.S. GAAP (b)/(d)	1,840	1,673	$1.81

Basic earnings per ADS under U.S. GAAP	928	854	$0.93.

Diluted earnings per ADS under U.S. GAAP	920	836	$0.91

Korea Electric Power Corporation

Notes to Consolidated Financial Statements, Continued

(Unaudited)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager
International Finance Department

Date: October 26, 2007